INTERIM REPORT JANUARY – SEPTEMBER 2013

Introductory Notes

This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the Quarterly Financial Statements (Unaudited) section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRS). In doing so, we observed the IFRS (including the interpretations by the International Financial Reporting Interpretations Committee (IFRIC)) both as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information (Unaudited) section.

This quarterly financial report updates our consolidated financial statements 2012, presents significant events and transactions of the third quarter 2013 and the first nine months of 2013, and updates the forward-looking information contained in our Management Report 2012. Both the 2012 consolidated financial statements and the 2012 Management Report are part of our 2012 Integrated Report which is available at www.sapintegratedreport.de.

All of the information in this interim group report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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INTERIM MANAGEMENT REPORT

GENERAL INFORMATION

Forward-Looking Statements

This quarterly financial report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

We describe these risks and uncertainties in the Risk and Opportunity Management section, respectively in the there-mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “development,” “is confident,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk and Opportunity Management section, our Forecast for SAP, and other forward-looking information appearing in other parts of this quarterly financial report. To fully consider the factors that could affect our future financial results, both our Integrated Report 2012 and Annual Report on Form 20-F for December 31, 2012, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

Statistical Data

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; the European Central Bank (ECB); and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, ECB, IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, ECB, IMF, or other similar sources that is contained in this report. In addition, although we believe that data from these sources is generally reliable, this type of data is imprecise. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation on September 30, 2013, or the quarter ended on that date unless otherwise stated.

Non-IFRS Financial Information

This quarterly financial report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information (Unaudited) section. For more information about non-IFRS measures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

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ECONOMIC CONDITIONS

Global Economic Trends

Figures published by the European Central Bank (ECB) indicate that the global economy’s development was restrained, amidst subdued market sentiment in the third quarter of 2013. Once again, there were significant regional differences: Economic growth decelerated in emerging markets but still grew faster than in industrialized economies.

According to the ECB, the economy of the euro area in the Europe, Middle East, and Africa (EMEA) region improved 0.3% compared to the previous quarter, thus enjoying positive growth rates again. Outside the euro area, growth remained steady, with the exception of several Arab countries whose economies were impacted by ongoing political instability. In the Americas region, U.S. economic growth improved 0.6% compared to the previous quarter, while the Latin American economy continued its course of recovery at a slightly reduced pace. In the Asia Pacific Japan (APJ) region, Japan’s economy remained relatively stable, expanding 0.9% compared to the previous quarter according to the ECB. In contrast, Asia’s emerging markets slowed mainly as the result of lower growth rates in China (only 7.5% growth compared to almost double-digit growth rates in the previous year’s quarter).

The IT Market

American market research firm International Data Corporation (IDC) reveals that the global IT market grew by mid-single-digit percentages in the first nine months of 2013, primarily due to continued strong growth rates of smartphones and tablets. As such, it significantly outperformed the global economy as a whole. IDC did, however, scale back its growth forecast slightly for the remainder of the year in view of China’s restrained economic expansion, continuing weakness in Europe’s economy, and declining PC sales. Software revenue continued to grow at a slightly faster rate than the overall IT market average in the third quarter. According to IDC, this was because companies had invested more heavily in virtualization, software as a service (SaaS), data analysis tools, and system and network management.

Since the beginning of the year, the IT market in the EMEA region grew much more slowly than in the previous year, but still outperformed the region’s global economy. The software segment was the strongest performer here, posting an above-average increase in revenue in the mid-single-digit percentage range. In the Americas region, corporate investments in IT proved to be stable in the first three quarters of 2013; at the same time, federal budget cuts kept government IT spending low. The IT market in the APJ region, meanwhile, was mainly impacted by the declining IT market growth in China, which similar to the region’s global economy, only grew in the single digits since the beginning of the year.

Impact on SAP

Companies are shifting their investments to the cloud and are radically simplifying their IT landscape on in-memory technology. While we are driving this fundamental industry transformation it has also impacted our business. In the third quarter, our software revenue grew only single digit at constant currency. This slowdown resulted from the combination of a mixed macroeconomic environment and the accelerating industry shift to the cloud, which is impacting traditional customer buying patterns. However, cloud subscriptions and support revenue increased triple-digit, so that our software and cloud subscriptions revenue in total increased double-digit. Our regional performance shows how SAP benefits by offering customers a seamless choice of software – on premise or in a public or private cloud. This also helps customers simplify their IT landscape, especially combined with our SAP HANA offering. In addition, they profit from our broad industry expertise and our broad ecosystem.

The Americas region delivered a strong third quarter with 17% growth in software and cloud subscription revenue at constant currencies. This was driven by excellent software revenue performance in Latin America despite challenging economic conditions particularly in Brazil. In North America we continue to benefit from the shift to cloud. Cloud contributed close to 30% of our total software and cloud subscription revenues this quarter. Our cloud business continues to show accelerated synergies between SAP, Ariba and SuccessFactors.

The EMEA region returned to strong growth with 14% in software and cloud subscription revenue at constant currencies despite a mixed market environment. The UK, the Netherlands, Switzerland all had strong double-digit growth in software revenue, while Southern Europe, which was hard hit by the financial crisis, returned to growth. We also saw solid performance in our home market Germany in utilities and retail industries.

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The APJ region returned to growth with solid single-digit growth in software and cloud subscription revenue at constant currencies. China recovered strongly, where we saw the benefit of our innovation strategy (particularly SAP HANA), more large transactions, and an increase in strong strategic partnerships.

VISION, MISSION, AND STRATEGY

We did not change our vision, mission, or strategy in the first nine months of 2013. For a detailed description, see our 2012 Integrated Report and item 4 in our 2012 Annual Report on Form 20-F.

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PORTFOLIO OF SOFTWARE AND SERVICES

In the third quarter of 2013, we made the following enhancements to our portfolio of software and services. For a detailed description of the portfolio of software and services we added in the first half of 2013, see the half-year report 2013. For a detailed description of our complete portfolio, see page 60 and the subsequent pages in our 2012 Integrated Report and item 4 in our 2012 Annual Report on Form 20-F.

Applications

By layering an improved user experience on top of the SAP HANA platform, SAP applications are becoming friendlier, faster, and more attuned to the needs of customers around the world.

At the start of the third quarter, SAP announced a cooperation agreement with Esri, a geographic information system (GIS) and location analytics provider, to integrate GIS solutions with SAP HANA, SAP BusinessObjects analytics, and the SAP Mobile platform.

SAP next unveiled the latest versions of SAP Data Services and SAP Information Steward. These real-time data management software solutions help address the need for better information governance while creating a simpler user experience.

In August, SAP introduced SAP Enterprise Foundation Extension. This offering enables companies new to SAP to implement an ERP system optimized to their specific needs, allowing for scalability at affordable cost.

SAP also offered a new set of enhancement packages for SAP Business Suite applications. These packages consolidate all of the innovations for SAP Business Suite powered by SAP HANA that have been delivered through 180 shipments over the last two years.

At the CRM Evolution event, held August 19 to 21 in New York City, SAP announced the release of the SAP Social Contact Intelligence analytic application. Powered by the SAP HANA platform, the new application allows marketing professionals to incorporate social sentiment insights into their campaigns to more easily identify and target prospects and influencers and help drive sales.

In September, SAP introduced the SAP HANA platform to manufacturing and research and development solutions. The portfolio includes the SAP Overall Equipment Effectiveness Management application, the 6.0 version of the SAP Portfolio and Project Management application, and the SAP Energy and Environmental Resource Management solution.

In late September, SAP announced two new solutions that enable easier access to downstream demand and usage data. Combined with internal business data, they provide a real-time view of customer demand and sales:

SAP Demand Signal Management powered by the SAP HANA platform is a new Big Data-enabled application for manufacturers that captures large volumes of downstream demand signals, such as retailers’ point-of-sale data, along with market research data and consumer sentiment.

The SAP Enterprise Demand Sensing application helps improve the quality of demand forecasts within the short-term horizon to help reduce stock-outs and ultimately boost sales.

Industry Recognition:

During the quarter, ARC Advisory Group once again named SAP as a leader in the fields of transportation management systems (TMS) and warehouse management systems (WMS).

Gartner positioned SAP as a Leader in the “Magic Quadrant for Utilities Customer Information Systems (CIS),” the “Magic Quadrant for SAP Implementation Service Providers, Worldwide,” and the “Magic Quadrant for Single-Instance ERP for Product-Centric Midmarket Companies.”

Analytics

SAP enables business users to turn big data into valuable information through self-service visualizations and predictive analytics. These capabilities help decision-makers quickly identify untapped opportunities and respond to unforeseen risks. At the same time, SAP aims to simplify IT landscapes with our enterprise business intelligence suite.

At the 2013 SAP BusinessObjects User Conference held September 9 to 11 in Anaheim, SAP announced the general availability of the latest release of SAP BusinessObjects business intelligence (BI) solutions. The release brings both enhancements and important integration features to the core BI product, improving capabilities for SAP NetWeaver Business Warehouse and SAP BusinessObjects customers. The most marked improvements are in mobile solutions, dashboards, collaboration, and support for big data sources.

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SAP also announced a free edition of SAP Lumira, its self-service business intelligence (BI) software for data discovery. SAP Lumira helps users analyze Microsoft Excel data by building interactive visualizations in a drag and drop environment.

Industry Recognition:

Nucleus Research ranked SAP a leader in its Corporate Performance Management Technology Value Matrix, based on SAP’s recent innovations in mobile, cloud, and in-memory technology as well as integration with enterprise applications.

Cloud

To showcase our broad Cloud portfolio and feature how it is unlocking new value for customers, SAP launched its first-ever global Cloud ad campaign. SAP Cloud was also prevalent across all SAP events, including multiple industry forums, accompanied by an enhanced presence on www.sap.com/cloud.

During the third quarter, SAP took the next step toward its unified cloud portfolio vision. SAP now offers customers and partners a simple, flexible model for extending current on-premise solutions to cloud applications, including offerings from SAP companies Ariba and SuccessFactors.

Also during the third quarter, SAP announced that the SAP Cloud for Travel solution now offers additional convenience for business travelers by offering new open booking capabilities enabled by integration with Traxo, a Web-based travel management provider, and support for 20 countries.

Industry Recognition:

SuccessFactors, an SAP company, has been positioned as a leader for the fifth consecutive year in the IDC MarketScape Worldwide Integrated Talent Management report. As part of this analysis, SuccessFactors was also recognized as a leader in four separate IDC MarketScape Reports for recruiting, performance management, learning management, and compensation management for the second year in a row.

In the cloud-based collaborative commerce market, Ariba, an SAP company, was positioned as a Leader in the Gartner “Magic Quadrant for Strategic Sourcing,” with the highest placement for its ability to execute.

Also, for the eighth consecutive year, Ariba was named to the Supply & Demand Chain Executive Top 100 – this time for helping companies achieve excellence in the cloud through its applications and business network. Ariba was also named the Most

Innovative P2P technology provider by PayStream Advisors.

Gartner positioned SAP as a “Challenger” in the “Magic Quadrant for Sales Performance Management, 2013.”

Mobile

SAP continues to deliver new and better ways for customers to securely access data and business processes – from anywhere, at any time.

In July, SAP announced the latest release of the SAP BusinessObjects mobile app. Now available in the SAP Store for iOS and Android, the mobile app brings together multiple business intelligence (BI) and analytic applications from SAP into a single app, offering customers the flexibility and freedom to do business better while on the go.

In August, we announced an Internetwork Packet Exchange (IPX) peering agreement with Etisalat UAE, the largest telecom operator in the Middle East and Africa, to deliver LTE roaming traffic to all of its mobile operators. This strategic LTE roaming peering agreement will help Etisalat operator companies interconnect with SAP Mobile Services’ strong IPX customer community and launch LTE roaming quickly.

In September, SAP announced that mobile solutions from SAP will support iOS 7, Apple’s latest mobile operating system version. The new enterprise features will help SAP customers adopt corporate security requirements such as single sign-on, per-app VPN, and app configuration.

Industry Recognition:

During the third quarter, SAP was named the mobile market leader for the twelfth consecutive year by IDC. Based on continued mobile customer adoption, IDC reported that SAP holds the largest market share with a 14% share of the market.

In addition, SAP was positioned by Gartner in the Leaders Quadrant of the “Magic Quadrant for Mobile Application Development Platforms (MADP)” report. This comes on the heels of SAP’s recent leadership position in Gartner’s “Magic Quadrant for Mobile Device Management (MDM)” report. These leadership rankings are based on an evaluation of the SAP Mobile Platform and SAP Mobile Secure portfolio, including SAP Afaria, SAP Mobile Documents, and SAP Mobile App Protection by Mocana. SAP is the only vendor with leadership positions in both the Gartner MADP and MDM Magic Quadrants.

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The SAP Mobile Banking solution received the “2013 Mobile Banking Award” in Juniper Research’s Future Mobile Awards for Mobile Commerce. SAP also received high commendations for solutions related to mobile consumer payments and mobile coupons.

Database and Technology

The SAP HANA in-memory platform is one of the fastest growing technologies that SAP has ever developed. SAP HANA comprises not only a fast in-memory database but is also a platform with development and analysis tools and an intuitive user interface. SAP HANA is SAP’s cutting edge alternative database offering for the SAP Business Suite.

In early September, SAP announced a new solution that simplifies and speeds adoption of the SAP HANA platform for customers running SAP Business Suite software. The offering automates the process for migrating a relational database to the high-performance SAP HANA database through a series of preconfigured software, implementation services, standardized content, and user enablement.

Expanding on existing partnerships with Intel Corporation and Hortonworks Inc., SAP has signed agreements to redistribute and support Intel Distribution Apache Hadoop and Hortonworks Data Platform with SAP HANA. Customers benefit from an architecture fully supported by SAP and from a fully open source distribution.

At the SAP Americas Partner Leadership Summit held July 28 to 31 in Miami, SAP introduced the SAP PartnerEdge program for Application Development. This program is designed to empower partners to build, market, and sell software applications on top of technology platforms from SAP.

At the same time, our Sybase solutions continue to build momentum in the highly competitive database market.

In July, SAP announced the availability of SAP Sybase Adaptive Server Enterprise (SAP Sybase ASE) service pack 100, a key component of the SAP Real-Time Data Platform. The latest release delivers increased performance and scalability, as well as enhanced monitoring and diagnostic capabilities for very large database environments.

In August, SAP announced new high availability and disaster recovery functionality of SAP Sybase Replication Server for SAP Business Suite software running on SAP Sybase ASE. The new functionality provides disaster recovery, helping SAP Business

Suite applications running on SAP Sybase ASE avoid the cost and business risks of downtime during system disruptions, such as database upgrades, hardware failure, power outages, natural disaster, or human error.

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RESEARCH AND DEVELOPMENT

Our total research and development expense rose by 2% to €1,676 million in the first nine months of 2013, compared to €1,638 million in the corresponding period in 2012.

On our IFRS numbers, the portion of total revenue we spent on research and development in the first nine months of 2013 was 14.3%, which decreased by 0.3 percentage points compared to the 14.6% recorded for the first nine months of 2012. At the same time, we’ve brought more innovations to the market. On the non-IFRS numbers, the portion of total revenue we spent on R & D in the first nine months of 2013 was 13.6%, which remained virtually stable from the first nine months of the previous year.

We had 17,718 full-time equivalent (FTE) employees working in research and development teams on September 30, 2013, which increased slightly compared to the prior year (September 30, 2012: 17,495).

ACQUISITIONS

On August 1, 2013, SAP acquired hybris upon regulatory approval and completion of other closing conditions. This acquisition will enable SAP to deliver the next-generation e-commerce platform based on the latest technology, with the choice of on-premise or on-demand deployment. The combination of industry-leading enterprise solutions from SAP with the agile omni-channel commerce solutions of hybris will offer enhanced data access and faster analyses, enabling enterprises to optimize margins and customer loyalty.

In addition, SAP acquired Ticket-Web, KMS Software Company, Camilion Solutions, and SmartOps in March and April, 2013. KXEN was acquired in October 2013.

For more information about acquisitions, see Note (4) in the Notes to the Interim Financial Statements.

EMPLOYEES

Our vision to help the world run better and improve people’s lives relies on the power of human thinking, innovation, and creativity. For this reason, nothing is more critical to the long-term success of SAP and our customers than our employees. They deliver value to our customers and drive our sustainable growth and profitability.

An important factor for our long-term success is our ability to attract and retain talented employees. In the third quarter of 2013, the employee retention rate was 94% (unchanged from the third quarter of 2012). We define employee retention rate as the ratio between the average number of employees less voluntary employee departures (fluctuation) and the average number of employees (in full-time equivalents).

One of SAP’s overall non-financial goals is fostering a diverse workforce, specifically increasing the number of women in management. At the end of the third quarter of 2013, 19.6% of all management positions at SAP were held by women, compared to 19.3% at the end of September 2012. SAP has set a long-term target to increase the share of women in management to 25% by the year 2017.

At September 30, 2013, we had 66,061 full-time equivalent (FTE) employees worldwide (September 30, 2012: 61,344; December 31, 2012: 64,422) – an increase of 1,639 compared to year end 2012, of which 1,057 FTEs are due to acquisitions.

Our overall employee headcount on September 30, 2013, included 16,934 FTEs based in Germany (September 30, 2012: 16,596), and 13,503 FTEs based in the United States (September 30, 2012: 12,273).

ORGANIZATION AND CHANGES IN MANAGEMENT

In March 2013, the Executive Board and Supervisory Board of SAP AG agreed to prepare the conversion of SAP AG to a European Company (SE). The Executive Board and the Supervisory Board believe that the planned change of legal form reflects SAP’s position as a global company with European roots. The European Company legal form also reflects SAP’s European and international business activities. This legal form will allow the Company to optimize its corporate governance structure and the work of its Supervisory and Executive Boards.

As invited by management, SAP employees and their representatives in EU and European Economic Area (EEA) countries elected their delegates to a Special Negotiating Body (SNB). Negotiations between SAP management and the SNB regarding the European employees’ involvement in the SE began in September 2013 and are expected to last six months. SAP intends to seek the required approval of the shareholders to the conversion of legal form at the 2014 Annual General Meeting of

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Shareholders. If approved, the change of legal form would then take effect upon entry in the commercial register. With the conversion to an SE, shareholders of SAP AG automatically become shareholders of SAP SE. Shareholders’ rights remain unchanged.

On July 21, 2013, the SAP Supervisory Board agreed to propose that co-CEO Jim Hagemann Snabe be elected to the SAP Supervisory Board at the SAP Annual General Meeting of Shareholders in May 2014. This proposal is subject to support by at least 25% of the shareholders. Jim Hagemann Snabe will transition from his current role as co-CEO and member of the SAP Executive Board upon the conclusion of the Annual General Meeting of Shareholders in May 2014.

Lars Dalgaard stepped down from the Executive Board and left the company on June 1, 2013, to join a private equity firm. He continues to play an active role as an advisor to the SAP Cloud business in the Cloud Governance Board. In this context, SAP’s co-CEOs became interim Executive Board sponsors for all aspects of SAP’s cloud business.

To further accelerate the success in SAP’s cloud business, the company consolidated its cloud go-to-market under the leadership of Bob Calderoni. Calderoni is president of Ariba, an SAP company, and member of the Global Managing Board of SAP AG, and continues to lead the Ariba business network activities. He now works closely with Rob Enslin, a fellow member of the Global Managing Board of SAP AG and president of Global Customer Operations responsible for SAP’s worldwide sales and customer operations. The close collaboration between the two SAP managers ensures a stronger market positioning of SAP’s cloud solutions.

In this context, the responsibilities, especially regarding innovation, have changed. SAP consolidated all innovation areas under Vishal Sikka, member of the Executive Board of SAP AG. As of June 1, 2013, all SAP On-Premise Delivery, networks (Ariba), and Cloud unit development leaders report directly to Vishal Sikka. Additionally, the Executive Board nominated Bernd Leukert, executive vice president for Application Innovation, to the Global Managing Board of SAP AG with effect from July 1, 2013. In this capacity, Leukert reports directly to Vishal Sikka.

Luisa Deplazes Delgado, member of the Executive Board of SAP AG, Human Resources, and Labor Relations Director, decided to leave SAP with effect from June 30, 2013, to take on responsibility as CEO of another company.

In addition to his role as chief financial officer of SAP AG, Werner Brandt took on Executive Board responsibility for Human Resources and became the Labor Relations Director in Germany. In this context, Luka Mucic became the new head of Finance to support Brandt in his expanded responsibilities. The Executive Board nominated Mucic to the Global Managing Board of SAP with effect from July 1, 2013. In October 2013, the Supervisory Board of SAP AG has appointed Luka Mucic as Chief Financial Officer of SAP AG, effective July 1, 2014. Luka Mucic is the successor of Werner Brandt, who will, as planned, withdraw from the Executive Board by that time.

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ASSETS, FINANCES, AND OPERATING RESULTS

In the sections that follow, our assets, finances, and operating results are discussed in detail.

In the discussion of our assets, finances, and operating results, the financial data presented of 2013 fully contains the revenue and expenses, assets, liabilities, and cash flows from SuccessFactors and Ariba. Comparator amounts contain SuccessFactors numbers on a pro rata basis effective February 21, 2012. Ariba numbers are not included – Ariba was acquired on October 1, 2012.

Performance Against Our Outlook for 2013

(Non-IFRS)

In this section, all discussion of the first nine months’ contribution to target achievement is based exclusively on non-IFRS measures. However, in the following section, the discussion of results refers to IFRS figures only, so those figures are not expressly identified as IFRS figures.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the Supplementary Financial Information (Unaudited) section.

Operational Targets for 2013 (Non-IFRS)

For our outlook based on non-IFRS numbers, see the Forecast for SAP passage in this interim management report.

Key Figures – SAP Group 7/1/ to 9/30/2013 (Non-IFRS)

				Non-IFRS
€ millions, unless otherwise stated	7/1/ – 9/30/2013	7/1/ – 9/30/2012	Change in %	Change in % (Constant Currency)
Software	977	1,026	–5	2
Cloud subscriptions and support	197	80	146	162
Software and cloud subscription	1,174	1,106	6	13
Support	2,189	2,106	4	11
Software and software-related service revenue	3,363	3,212	5	12
Total revenue	4,057	3,970	2	9
Operating expense	–2,761	–2,731	1	6
Operating profit	1,296	1,239	5	15
Operating margin (in %)	32.0	31.2	0.8pp	1.8pp
Profit after tax	933	836	12	n.a.
Effective tax rate (in %)	27.6	26.7	0.9pp	n.a.
Earnings per share, basic (in €)	0.78	0.70	11	n.a.

Deferred cloud subscriptions and support revenue (September 30)	382	213	79	n.a.

Actual Performance in the Third Quarter of 2013 (Non-IFRS)

In the third quarter of 2013, software and software-related service revenue (non-IFRS) increased 12% at constant currencies. At actual currencies, software and software-related service revenue (non-IFRS) was €3,363 million (Q3 2012: €3,212 million), an increase of 5%.

Included in our non-IFRS software and software-related service revenue, our revenue from cloud subscriptions and support was €197 million (Q3 2012: €80 million), an increase of 146% compared to the same period in 2012. The amounts for 2013 include full cloud subscriptions and cloud support revenue from SuccessFactors, Ariba, and a small portion of revenue from hybris; comparator amounts contain SuccessFactors numbers only. Deferred cloud subscriptions and support revenue was €382 million on September 30, 2013 (September 30, 2012: €213 million).

Non-IFRS total revenue in the same period was €4,057 million (Q3 2012: €3,970 million), an increase of 2%. On a constant currency basis, the increase was 9%.

Non-IFRS operating expense in the third quarter of 2013 was €2,761 million (Q3 2012: €2,731 million), an increase of 1%. On a constant currency basis, the increase was 6%, from this an increase of 4 percentage points came from the acquisitions of Ariba and hybris.

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Non-IFRS operating profit was €1,296 million (Q3 2012: €1,239 million), an increase of 5% (15% at constant currencies).

Non-IFRS operating margin was 32.0%, an increase of 0.8 percentage points compared to the same period in prior year (Q3 2012: 31.2%). While total revenue increased 2%, operating expenses increased only 1%.

Non-IFRS operating margin for the third quarter of 2013 was affected by the acquisitions of Ariba and hybris, which impacted the operating margin by approximately 50 basis points, compared to the same period in 2012. Non-IFRS operating margin on a constant currency basis was 33%, an increase of 1.8 percentage points.

In the third quarter of 2013, non-IFRS profit after tax was €933 million (Q3 2012: €836 million), an increase of 12%. Non-IFRS basic earnings per share was €0.78 (Q3 2012: €0.70), an increase of 11%.

The non-IFRS effective tax rate in the third quarter of 2013 was 27.6% (Q3 2012: 26.7%). The year over year increase in the effective tax rate mainly resulted from tax effects relating to intercompany financing.

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Key Figures – SAP Group 1/1/ to 9/30/2013 (Non-IFRS)

	Non-IFRS
€ millions, unless otherwise stated	1/1/ – 9/30/2013	1/1/ - 9/30/2012	Change in %	Change in % (Constant Currency)
Software	2,616	2,722	–4	0
Cloud subscriptions and support	547	183	198	208
Software and cloud subscription	3,163	2,905	9	14
Support	6,484	6,075	7	11
Software and software-related service revenue	9,647	8,980	7	12
Total revenue	11,784	11,243	5	9
Operating expense	–8,368	–7,998	5	7
Operating profit	3,416	3,245	5	12
Operating margin (in %)	29.0	28.9	0.1pp	0.9pp
Profit after tax	2,498	2,249	11	n.a.
Effective tax rate (in %)	25.6	26.7	–1.1pp	n.a.
Earnings per share, basic (in €)	2.09	1.89	11	n.a.

Deferred cloud subscriptions and support revenue (September 30)	382	213	79	n.a.

Actual Performance in the First Nine Months of 2013 (Non-IFRS)

In the first nine months of 2013, software and software-related service revenue (non-IFRS) increased 12% at constant currencies. At actual currencies, software and software-related service revenue (non-IFRS) was €9,647 million (first nine months 2012: €8,980 million), an increase of 7%.

Included in our non-IFRS software and software-related service revenue, our revenue from cloud subscriptions and support was €547 million (first nine months of 2012: €183 million), an increase of 198% compared to the same period in 2012. The amounts for 2013 include full cloud subscriptions and cloud support revenue from SuccessFactors, Ariba, and a small portion of revenue from hybris; comparator amounts contain SuccessFactors numbers on a pro rata basis with effect from February 21, 2012, only.

Non-IFRS total revenue in the same period was €11,784 million (first nine months of 2012: €11,243 million), an increase of 5%. On a constant currency basis, the increase was 9%.

Non-IFRS operating profit was €3,416 million (first nine months of 2012: €3,245 million), an increase of 5% (12% at constant currencies).

The operating margin (non-IFRS) was negatively affected by the acquisitions of SuccessFactors, Ariba, and hybris in the first nine months of 2013 compared to the same period in the prior year. The operating margin thus declined by a total of around

60 basis points. However, Non-IFRS operating margin was 29.0%, an increase of 0.1 percentage points in the first nine months of 2013 (first nine months of 2012: 28.9%). At constant currencies, non-IFRS operating margin was 29.8%, an increase of 0.9 percentage points.

In the first nine months of 2013, non-IFRS profit after tax was €2,498 million (first nine months of 2012: €2.249 million), an increase of 11%. Non-IFRS basic earnings per share was €2.09 (first nine months of 2012: €1.89), an increase of 11%.

The non-IFRS effective tax rate in the first nine months of 2013 was 25.6% (first nine months of 2012: 26.7%). The year over year decrease in the effective tax rate mainly resulted from taxes for prior years which were partly compensated by tax effects relating to intercompany financing.

Overall, during the first nine months our non-IFRS numbers at actual currencies experienced a significant negative currency impact compared to what they would have been if translated at the exchange rates from last year: SSRS revenue was impacted by €384 million and was thus 5% lower than the corresponding constant currency number; total revenue was impacted by €458 million and was thus 4% lower than the corresponding constant currency number. The operating profit was impacted by €229 million and was thus 7% lower than the respective constant currency number. The operating margin was negatively impacted by 80 basis points for the first nine months of 2013.

14	INTERIM MANAGEMENT REPORT

If exchange rates remain at the September 2013 level for the rest of the year, our fourth-quarter and full-year 2013 non-IFRS SSRS and total revenue growth rates will be negatively impacted by approximately 5 percentage points. Our fourth quarter and full-year 2013 Non-IFRS operating profit will be negatively impacted by approximately 7 percentage points, and our non-IFRS operating margin at actual currencies will be approximately 100 basis points lower than the corresponding constant currency margin.

Segment Information

Since the third quarter of 2012, SAP reports under a new segment structure. For more information about the changes to our segment reporting and a description of the activities of our new segments, see the Notes to the Interim Financial Statements section, Note (17).

SAP has two divisions – On-Premise and Cloud, which are further divided into operating segments. Our On-Premise division is comprised of two operating segments: On-Premise Products and On-Premise Services. In the third quarter of 2012, our Cloud division was comprised of one operating segment: Cloud Applications. Following the acquisition of Ariba, we established a second operating segment in the Cloud division, mainly consisting of the acquired Ariba business (Ariba). The operations of Crossgate, which we acquired in 2011, are also included in the operating segment containing the acquired Ariba business. All operating segments are reportable segments.

On August 1, 2013, SAP acquired hybris AG. The acquisition will enable SAP to deliver the next-generation e-commerce platform based on the latest technology, with the choice of on-premise or on-demand deployment. Since the majority of hybris’ activities are currently delivered in an on-premise model, the majority of hybris’ activities are correspondingly reflected in the On-Premise division.

Key Figures in SAP Segment Reporting in the Third Quarter of 2013

In the third quarter of 2013, revenue in the On-Premise division decreased by 2% to €3,805 million (Q3 2012: €3,865 million). Of this, €3,154 million (Q3 2012: €3,129 million) was revenue from the Products segment, representing an increase of 1%. Revenue from the Services segment decreased by 12% to €651 million (Q3 2012: €736 million).

In the third quarter of 2013, segment revenue in the Cloud division achieved €252 million (Q3 2012:

€105 million). Of this, €135 million (Q3 2012: €101 million) was revenue from the Cloud Applications segment, €117 million (Q3 2012: €4 million) was revenue from the Ariba segment.

The Ariba business is showing accelerated synergies with new and upsell application billings growing high double digits. The trailing twelve month Ariba network spend volume was approximately $500 billion. Today Ariba is the world’s largest Web-based business trading community with 1.2 million connected companies.

The annual cloud revenue run rate is already €1,008 million. The annual revenue run rate is the third quarter 2013 Cloud division revenue multiplied by 4.

Segment profit for the On-Premise division was €1,971 million (Q3 2012: €1,967 million). Of this, €1,855 million (Q3 2012: €1,786 million) was from the Products segment and €115 million (Q3 2012: €181 million) was from the Services segment. In the third quarter of 2013, the operating segment margin (ratio of segment profit divided by segment revenue) for the reportable segments was 59% (Q3 2012: 57%) for the Products segment, and 18% (Q3 2012: 25%) for the Services segment. Margin decline in the On-Premise Services segment is mainly caused by a weak development of the consulting business, especially in North America, which is suffering a low bookings level as a result of challenging market conditions. This resulted in an operating margin of 52% (Q3 2012: 51%) for the entire On-Premise division.

Segment profit for the Cloud division was €32 million (Q3 2012: –€22 million) which improved significantly compared to the same period of the prior year. Of this, €1 million (Q3 2012: –€17 million) was from the Cloud Applications segment and €31 million (Q3 2012: –€6 million) was from the Ariba segment. In the third quarter of 2013, the operating segment margin for the reportable segments was 1% (Q3 2012: –16%) for the Cloud Applications segment, and 26% (Q3 2012: –150%) for the Ariba segment. This resulted in an operating margin of 13% (Q3 2012: –21%) for the entire Cloud division.

Key Figures in SAP Segment Reporting in the First Nine Months of 2013

In the first nine months of 2013, revenue in the On-Premise division increased by 1% to €11,075 million (first nine months of 2012: €10,999 million). Of this, €9,064 million (first nine months of 2012: €8,788 million) was revenue from the Products segment, representing an increase of 3%. Revenue from the Services segment decreased by 9% to €2,011 million (first nine months of 2012: €2,210 million).

INTERIM REPORT JANUARY – SEPTEMBER 2013	15

In the first nine months of 2013, segment revenue in the Cloud division achieved €709 million (first nine months of 2012: €244 million). Of this, €368 million (first nine months of 2012: €231 million) was revenue from the Cloud Applications segment, while €341 million (first nine months of 2012: €13 million) was revenue from the Ariba segment.

Segment profit for the On-Premise division was €5,516 million (first nine months of 2012: €5,430 million, including €5,128 million (first nine months of 2012: €4,949 million) from the Products segment and €388 million (first nine months of 2012: €481 million) from the Services segment. In the first nine months of 2013, the operating segment margin for the reportable segments was 57% (first nine months of 2012: 56%) for the Products segment, and 19% (first nine months of 2012: 22%) for the Services segment. Margin decline in the On-Premise Services segment is mainly caused by a weak development of the consulting business, especially in North America, which is suffering a low bookings level as a result of challenging market conditions. This resulted in an operating margin of 50% (first nine months of 2012: 49%) for the entire On-Premise division.

Segment profit for the Cloud division was €83 million (first nine months of 2012: –€68 million), which improved significantly compared to the same period of the prior year. Of this, –€9 million (first nine months of 2012: –€55 million) was from the Cloud Applications segment and €92 million (first nine months of 2012: –€13 million) was from the Ariba segment. In the first nine months of 2013, the operating segment margin for the reportable segments was –2% (first nine months of 2012: –24%) for the Cloud Applications segment, and 27% (first nine months of 2012: –100%) for the Ariba segment. This resulted in an operating margin of 12% (first nine months of 2012: –28%) for the entire Cloud division.

16	INTERIM MANAGEMENT REPORT

Key Figures SAP Group in the Third Quarter of 2013 (IFRS)

€ millions, unless otherwise stated	7/1/ – 9/30/2013	7/1/ – 9/30/2012	Change	Change in %
Software	975	1,026	–51	–5
Cloud subscriptions and support	191	63	128	203
Software and cloud subscription	1,167	1,089	77	7
Support	2,184	2,105	79	4
Software and software-related service revenue	3,351	3,194	157	5
Total revenue	4,045	3,952	93	2
Operating expense	–3,003	–3,031	28	–1
Operating profit	1,043	921	122	13
Operating margin (in %)	25.8	23.3	2.5pp	n.a.
Profit after tax	762	618	143	23
Effective tax rate (in %)	26.4	24.8	1.6pp	n.a.
Headcount in full-time equivalents (September 30)	66,061	61,344	4,717	8
Days sales outstanding in days (September 30)	62	60	2	3
Earnings per share, basic (in €)	0.64	0.52	0.12	23

Deferred cloud subscriptions and support revenue (September 30)	376	169	207	>100

OPERATING RESULTS IN THE THIRD QUARTER (IFRS)

Orders

The total number of completed transactions for on-premise software in the third quarter of 2013 decreased 6% year on year to 12,774 (Q3 2012: 13,654). In addition, the average value of software orders received for on-premise software deals went down 7% compared to the year before. Of all our software orders received in the third quarter of 2013, 32% were attributable to deals worth more than €5 million (Q3 2012: 38%), while 40% were attributable to deals worth less than €1 million (Q3 2012: 38%).

Revenue

In the third quarter of 2013, software revenue was €975 million (Q3 2012: €1,026 million), a decrease of 5% compared to the same period in 2012. Software revenue in the third quarter of 2013 included €149 million (Q3 2012: €83 million) from SAP HANA.

Our revenue from cloud subscriptions and support was €191 million (Q3 2012: €63 million), an increase of 203% compared to the same period in 2012. The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors. Ariba and hybris are not included in prior year numbers.

Total revenue was €4,045 million (Q3 2012: €3,952 million), an increase of 2% compared to the same period in 2012.

Operating Expenses

In the third quarter of 2013, our operating expenses decreased 1% to €3,003 million (Q3 2012: €3,031 million).

Our operating expenses remained relatively constant despite increased revenue. The increased expenditure for salaries as a result of the rise in headcount was offset by a decline in expenses relating to our share-based compensation plans.

Operating Profit and Margin

In the third quarter of 2013, operating profit increased 13% compared with the same period in the previous year to €1,043 million (Q3 2012: €921 million).

Our operating margin increased by 2.5 percentage points to 25.8% (Q3 2012: 23.3%).

Profit After Tax and Earnings per Share

In the third quarter of 2013, profit after tax was €762 million (Q3 2012: €618 million), an increase of 23%. Basic earnings per share was €0.64 (Q3 2012: €0.52), an increase of 23%.

The effective tax rate in the third quarter of 2013 was 26.4% (Q3 2012: 24.8%). The year over year increase in the effective tax rate mainly resulted from tax effects relating to intercompany financing.

INTERIM REPORT JANUARY – SEPTEMBER 2013	17

Key Figures SAP Group in the First Nine Months of 2013 (IFRS)

€ millions, unless otherwise stated	1/1/ – 9/30/2013	1/1/ - 9/30/2012	Change	Change in %
Software	2,614	2,722	–108	–4
Cloud subscriptions and support	488	144	344	238
Software and cloud subscription	3,101	2,866	236	8
Support	6,470	6,071	399	7
Software and software-related service revenue	9,571	8,937	634	7
Total revenue	11,708	11,200	509	5
Operating expense	–9,031	–8,727	–304	3
Operating profit	2,677	2,473	205	8
Operating margin (in %)	22.9	22.1	0.8pp	n.a.
Profit after tax	2,006	1,723	284	16
Effective tax rate (in %)	23.4	24.9	–1.5pp	n.a.
Earnings per share, basic (in €)	1.68	1.45	0.23	16

Deferred cloud subscriptions and support revenue (September 30)	376	169	207	>100

OPERATING RESULTS IN THE FIRST NINE MONTHS (IFRS)

Orders

The total number of completed transactions for on-premise software in the first nine months of 2013 decreased 8% year on year to 38,697 (first nine months of 2012: 41,861). The average value of software orders received for on-premise software showed a small decrease of 2% compared to the previous year. Of all our software orders received in the first nine months of 2013, 23% were attributable to deals worth more than €5 million (first nine months of 2012: 28%), while 46% were attributable to deals worth less than €1 million (first nine months of 2012: 45%).

Revenue

In the first nine months of 2013, software revenue was €2,614 million (first nine months of 2012: €2,722 million), a decrease of 4% compared to the same period in 2012. Software revenue in the first nine months of 2013 included €337 million (first nine months of 2012: €196 million) from SAP HANA.

Our revenue from cloud subscriptions and support was €488 million (first nine months of 2012: €144 million), an increase of 238% compared to the same period in 2012. The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors since its acquisition date (February 21, 2012). Ariba and hybris are not included in prior year numbers.

Total revenue was €11,708 million (first nine months of 2012: €11,200 million), an increase of 5% compared to the same period in 2012.

Operating Expenses

In the first nine months of 2013, our operating expenses increased 3% to €9,031 million (first nine months of 2012: €8,727 million).

The increase in operating expenses is mainly due to the increased headcount.

Operating Profit and Margin

In the first nine months of 2013, operating profit increased 8% compared with the same period in the previous year to €2,677 million (first nine months of 2012: €2,473 million).

Our operating margin increased by 0.8 percentage points to 22.9% (first nine months of 2012: 22.1%).

Profit After Tax and Earnings per Share

In the first nine months of 2013, profit after tax was €2,006 million (first nine months of 2012: €1,723 million), an increase of 16%. Basic earnings per share was €1.68 (first nine months of 2012: €1.45), an increase of 16%.

The effective tax rate in the first nine months of 2013 was 23.4% (first nine months of 2012: 24.9%). The year over year decrease in the effective tax rate mainly resulted from taxes for prior years which were partly compensated by tax effects relating to intercompany financing.

18	INTERIM MANAGEMENT REPORT

FINANCES (IFRS)

Cash Flow and Liquidity

Operating cash flow for the first nine months of 2013 was €3,040 million (first nine months of 2012: €3,057 million). As such, the consistently strong operating cash flow remained stable compared to the same period in the previous year.

Group liquidity stood at €3,312 million on September 30, 2013 (December 31, 2012: €2,492 million). Group liquidity comprised cash and cash equivalents totaling €3,255 million (December 31, 2012: €2,477 million) and short-term investments totaling €57 million (December 31, 2012: €15 million).

Group Liquidity of SAP Group

€ millions	9/30/ 2013	12/31/ 2012	Change
Cash and cash equivalents	3,255	2,477	778
Short-term investments	57	15	42
Group liquidity - gross	3,312	2,492	820
Current bank loans	1,000	0	1,000
Current private placement transactions	86	0	86
Current bonds	500	600	–100
Net liquidity 1	1,726	1,892	–166
Non-current private placement transactions	1,962	2,094	–132
Non-current bonds	1,800	2,300	–500
Net liquidity 2	–2,036	–2,502	466

Net liquidity 1 is total group liquidity minus current bank loans, private placement transactions, and bonds which decreased on a year-to-date basis by €166 million to €1,726 million. The increase in current bank loans relates to the acquisition of hybris: SAP took a short-term bank loan to support the financing.

Net liquidity 2, defined as net liquidity 1 minus non-current private placement transactions, and bonds, was –€2,036 million (December 31, 2012:

–€2,502 million).

Thus, net liquidity improved compared to December 31, 2012: Dividends paid led to cash outflows which were overcompensated by a positive operating cash flow in the first nine months of 2013.

Free Cash Flow and Days’ Sales Outstanding (DSO)

Our free cash flow and our DSO on September 30, 2013, were as follows:

Free Cash Flow

€ millions	1/1 – 9/30/ 2013	1/1 – 9/30/ 2012	Change in %
Free cash flow	2,639	2,687	–2

We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment.

Days’ Sales Outstanding

	9/30/ 2013	9/30/ 2012	Change in Days
Days’ sales outstanding (DSO) in days	62	60	2

DSO measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

ASSETS (IFRS)

Analysis of Consolidated Statements of

Financial Position

The total assets of the Group were €27,534 million on September 30, 2013, an increase of €824 million since December 31, 2012, resulting mainly from an increase in cash and cash equivalents from the operating cash flow, compensated by dividends paid. In addition, the acquisition of hybris resulted in an increase in goodwill and intangible assets.

The equity ratio on September 30, 2013, was 54% (December 31, 2012: 53%), which increased slightly compared to year end 2012.

Investments

Investments in intangible assets and property, plant, and equipment decreased significantly in the first nine months of 2013 to €1,633 million (first nine months of 2012: €3,638 million). This decrease is due to our prior year acquisition of SuccessFactors.

Off-Balance-Sheet Financial Instruments

There are no off-balance-sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, or liabilities related to special-purpose entities, that are not disclosed in our interim Consolidated Financial Statements. Any factoring contracts are not material in volume.

INTERIM REPORT JANUARY – SEPTEMBER 2013	19

Competitive Intangibles

The assets that are the basis for our current and future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP AG, which was €67.2 billion, with the equity of the SAP Group on the Consolidated Statements of Financial Position, which was €14.9 billion on September 30, 2013 (December 31, 2012: €14.2 billion). This means that the market capitalization of our equity is more than four times higher than the book value.

Customer capital, our employees and their knowledge and skills, our ecosystem of partners, the SAP brand, and our past investments in research and development are some of the most important competitive intangibles that influence our market value.

According to the 2013 Interbrand annual survey of the Top 100 Best Global Brands, SAP is ranked the 25th most valued brand in the world. Interbrand determined a value of US$16.7 billion.

ENERGY AND EMISSIONS

As we create solutions for our customers to better manage resources, we must also look to ourselves and improve our own environmental performance. We also acknowledge greenhouse gas (GHG) emissions as a proxy measure for inefficient operations and excess spending.

SAP’s greenhouse gas (GHG) emissions for the third quarter 2013 totaled 140 kilotons compared to 130 kilotons in the third quarter of 2012. For the first three quarters 2013, SAP’s GHG emissions totaled 420 kilotons – an increase of 14% compared to the first three quarters of 2012. This rise is primarily due to the acquisitions of SuccessFactors and Ariba, an increase in the number of company cars, as well as an increase in energy consumption of our data centers and fewer renewable energy certificates. If our efforts to reduce emissions do not take hold, there is a risk that we might not meet our year-end emissions target of 460 kilotons. Comparator amounts contain SuccessFactors numbers on a pro rata basis with effect from February 21, 2012. Ariba and hybris numbers are not included – Ariba was acquired on October 1, 2012; hybris was acquired on August 1, 2013.

As we measure our emissions per employee and per euro of revenue, we gain insight into our efficiency as we grow. Since 2007, we have increased our efficiency according to both measures, lowering our emissions per employee by about 28% and per euro of revenue by about 42% at the end of September 2013 (rolling four quarters).

We calculated that, since the beginning of 2008, SAP has achieved a €250 million cost avoidance compared to a business-as-usual scenario, thanks to energy saving and emission reduction initiatives that led to an overall reduction of emissions by 10% (rolling four quarters).

In the third quarter, SAP released an analytic solution based on SAP HANA designed to help manufacturers gain greater insight into energy costs and emissions – and then integrate this insight into their business processes to drive improved performance.

In recognition of the exemplary actions SAP has taken to embed sustainability across its business worldwide, SAP has been ranked the most sustainable software and services company in the Dow Jones Sustainability Index for the seventh consecutive year. We were also included in the Carbon Disclosure Project’s (CDP) Global 500 Climate Disclosure and Performance Leadership Indexes.

20	INTERIM MANAGEMENT REPORT

SAP STOCK

SAP AG common stock is listed on the Frankfurt Stock Exchange as well as on a number of other German exchanges. On the New York Stock Exchange (NYSE), SAP American depositary receipts (ADRs), each representing one common share, trade under the symbol SAP. SAP is a component of the DAX (the index of 30 German blue chip companies), the Dow Jones EURO STOXX 50, and the S&P North American Technology Software Index.

Key Facts About SAP Stock / SAP ADRs

Listings
Germany	Berlin, Frankfurt, Stuttgart
United States (ADR)	New York Stock Exchange
IDs and Symbols
WKN/ISIN	716460/DE0007164600
NYSE (ADR)	803054204 (CUSIP)
Reuters	SAPG.F or .DE
Bloomberg	SAP GR
Weight (%) in Indices at 9/30/2013
DAX 30	6.81%
Prime All Share	5.38%
CDAX	5.52%
HDAX	5.64%
Dow Jones STOXX 50	1.72%
Dow Jones EURO STOXX 50	2.90%

SAP stock declined by 9.9% in the first nine months, while the two major benchmark indices improved: The DAX 30 increased by 12.9% and the EURO STOXX 50 by 9.8%. In the third quarter of 2013, the SAP share price fell 2.8%, whereas the generally positive market led to an increase in the DAX 30 and EURO STOXX 50, gaining 8.0% and 11.2% respectively.

SAP stock started the quarter with the Xetra closing price of €56.26 on June 30, and developed more or less on a par with the market as a whole in July before falling back to €55.12 on July 23. On July 18, SAP published its second quarter results and communicated the Company’s adjusted revenue outlook for the full year 2013. In July, the SAP Supervisory Board resolved to propose that SAP’s departing co-CEO Jim Hagemann Snabe be elected to the SAP Supervisory Board at the Annual General Meeting of Shareholders in May 2014. In August, the SAP stock traded between €55.82 and €57.80, in a market dampened by concern over the crisis in Syria and uncertainty whether the U.S. Federal Reserve would continue its ultra-loose monetary policy.

The after-effects of SAP’s adjusted revenue outlook, coupled with a general reluctance to invest in the software sector, put additional pressure on SAP stock in September, pushing it down to its year low of €53.42 on September 5. The U.S. Federal Reserve’s surprise announcement that it would continue its liberal fiscal policy, helped the SAP share price recover to €55.60 on September 19, amidst a positive market environment that saw the DAX 30 reach an all-time high of 8,694.18 points. Yet the domestic budget dispute in the United States and the political situation in Italy weighed on global share prices at the end of September again, causing SAP stock to close the quarter at €54.67.

INTERIM REPORT JANUARY – SEPTEMBER 2013	21

Capital Stock

SAP’s capital stock on September 30, 2013, was €1,228,504,232 (December 31, 2012: €1,228,504,232). It is issued as 1,228,504,232 no-par shares, each with an attributable value of €1 in relation to the capital stock.

Free Float

On September 30, 2013, the proportion of our stock in free float, applying the definition accepted on the Frankfurt Stock Exchange – which excludes treasury stock from the free float – stood at 74.5% (December 31, 2012: 74.4%).

Market Capitalization

With the Xetra closing price at €54.67 on the last trading day in the third quarter, SAP’s market capitalization was €67.2 billion based on 1,228,504,232 million outstanding shares. SAP was therefore the third largest DAX company based on market capitalization.

Deutsche Börse uses the free-float factor to weight companies in the DAX. The free-float factor for SAP was 74.5% on the last trading day in the third quarter, resulting in a free-float market capitalization of approximately €50.0 billion. When measured by its free-float market capitalization, SAP was the sixth-largest company listed on the DAX at the end of the quarter.

For more information about SAP common stock, see the SAP Web site at www.sap.com/investor.

RISK AND OPPORTUNITY MANAGEMENT

We have comprehensive risk-management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action. For changes in our legal liability risks since our last annual report, see Note 14 in the Notes to the Interim Financial Statements. The other risk factors remain largely unchanged since 2012, and are discussed more fully in our 2012 Integrated Report and our Annual Report on Form 20-F for 2012. We do not believe the risks we have identified jeopardize our ability to continue as a going concern. Opportunities also remain largely unchanged since 2012.

SUPPLEMENTARY REPORT

In October 2013, the Supervisory Board of SAP AG has appointed Luka Mucic as Chief Financial Officer of SAP AG, effective July 1, 2014. Luka Mucic is the successor of Werner Brandt, who will, as planned, withdraw from the Executive Board by that time. For more information, see the Organization and Changes in Management section.

OUTLOOK

Future Trends in the Global Economy

In its current monthly report, the European Central Bank (ECB) predicts that the global economy will gradually pick up speed by the end of 2013. According to IDC, however, economies are

22	INTERIM MANAGEMENT REPORT

expected to develop regionally very differently: Growth prospects will improve slightly, but remain at low levels for key industrialized countries, while emerging nations are expected to slow down. The ECB believes emerging economies will nevertheless continue to outperform industrialized economies.

In the EMEA region, the ECB predicts the euro area economy will slowly improve in the fourth quarter of 2013, albeit with a slight decline in gross domestic product (GDP) for the full year 2013. The ECB anticipates that GDP will not see growth again until 2014, when it’s expected to expand around one percent. The other countries in the region will likewise see some new economic momentum by the end of the year, ECB says. It also forecasts a faster economic recovery in the Americas region, but notes that it is still unclear as to how the American financial sector will develop and thus impact the economy in the upcoming months. In the APJ region, Japan’s economy is expected to grow at low single-digit rates for the remainder of the year. Asia’s emerging markets, on the other hand, are expected to accelerate in the near future, and China’s economy will also get back on track, ECB reports.

Economic Trends – Year-Over-Year GDP Growth

%
World	2012e	2013p	2014p
World	3.2	2.9	3.6
Advanced economies	1.5	1.2	2.0
Developing and emerging economies	4.9	4.5	5.1
Europe, the Middle East, and Africa (EMEA)
European Union	– 0.3	0.0	1.3
Euro area	– 0.6	– 0.4	1.0
Germany	0.9	0.5	1.4
Central and Eastern Europe	1,.4	2.3	2.7
Middle East and North Africa	4.6	2.1	3.8
Sub-Saharan Africa	4.9	5.0	6.0
Americas
United States	2.8	1.6	2.6
Canada	1.7	1.6	2.2
Central and South America, Caribbean	2.9	2.7	3.1
Asia Pacific Japan
Asian developing economies	6.4	6.3	6.5
Japan	2.0	2.0	1.2
China	7.7	7.6	7.3

e = Estimate; p = Projection

Source: Internationaler Währungsfonds (IWF), World Economic Outlook October 2013, Transitions and Tensions, p. 2.

Future Trends in the IT Market

International Data Corporation (IDC), a market research firm based in the United States, marginally reduced its full-year outlook for global IT sales growth. Yet it still anticipates growth rates in the mid-single-digit range, which is significantly above the global economic trend. Sales of smartphones and tablets will continue to be the driving force behind the global IT market as the year progresses, IDC adds. It expects the software segment – which includes packaged software as well as application software – will continue to grow in the mid-single digits range. For the hardware segment and the services segment, lower growth rates are expected for the full-year compared to three months ago. In addition, the institute predicts that the SaaS software segment will continue to take over market share from the services segment, which is, however, anticipated to have a slightly higher growth rate in 2013 than in 2012.

Experts rate the growth prospects in the EMEA region for the remainder of 2013 as more restrained compared to the outlook three months ago. The IT market in the Americas region,on the other hand, is expected to improve marginally, which IDC attributes to the booming smartphone and tablet market in the United States. The IT market in the APJ region, meanwhile, will continue to be shaped by the slower growth of the Chinese IT market, and although it is expected to expand faster than the Chinese economy as a whole, growth will remain under 10%. Against this backdrop, IDC predicts a slight downturn for the Japanese IT market.

INTERIM REPORT JANUARY – SEPTEMBER 2013	23

Trends in the IT Market –

Increased IT Spending Year-Over-Year

%
World	2012e	2013p	2014p
Total IT	5.9	4.6	4.9
Hardware	7.5	5.0	5.0
Packaged software	6.2	5.5	6.2
Applications	6.0	5.6	6.0
IT services	3.2	3.3	3.9
Europe, Middle East, Africa (EMEA)
IT total	5.2	2.9	4.2
Packaged software	4.7	4.5	5.3
Applications	4.4	4.4	5.0
IT services	1.2	1.9	3.5
Americas
IT total	4.2	5.7	5.3
Packaged software	6.8	6.0	6.7
Applications	6.9	6.2	6.5
IT services	4.2	3.7	3.7
Asia Pacific Japan
IT total	9.0	4.7	6.6
Packaged software	6.9	5.9	6.4
Applications	6.0	5.7	6.4
IT services	4.7	5.1	5.4

e = Estimate, p = Projection

source: IDC Worldwide Black Book Q2 2013

Impact on SAP

The world is being transformed by the rapid adoption of cloud and in-memory technologies, and this trend became very prominent over the past quarter. Companies are shifting their investments to the cloud and radically simplifying their IT landscape on in-memory technology. In 2010, SAP embarked on a strategy of innovation – in cloud, in-memory, and mobile, all on a stable and consistent core (On Premise). This foresight is now paying off and we are driving this next evolution of the software industry.

As long as they develop as currently forecast, SAP expects to outperform the global economy and IT industry for the remainder of 2013 even though we adjusted our goals for 2013 with our second quarter results announcement. We are confident we can achieve this thanks to our five innovative market categories Applications, Analytics, Mobile, Cloud, and Database and Technology, which give us a competitive edge even in difficult economic environments. In addition, we benefit from our established innovation strategy and clear customer focus in more than 180 countries and 25 industries.

We will continue to invest in countries in which we expect significant growth, such as Brazil, China, India, Russia, and countries in the Middle East and Africa. As such, we see sufficient growth potential, and expect to reach our goals for 2013 as well as our mid-term goals for 2015. For more information, see the Operational Targets for 2013 (non-IFRS) section.

Forecast for SAP

Operational Targets for 2013 (Non-IFRS)

Revenue and Operating Profit Outlook

SAP reiterates the outlook for the full year 2013, which remains unchanged from the outlook provided on July 18, 2013:

The Company expects full year 2013 non-IFRS software and software-related service revenue to increase by at least 10% at constant currencies (2012: €13.25 billion).

The Company expects full year 2013 non-IFRS cloud subscription and support revenue of around €750 million at constant currencies (2012: €343 million)

The Company expects full year 2013 SAP HANA software revenue in a range of €650 – €700 million (2012: €392 million).

The Company expects full-year 2013 non-IFRS operating profit to be in a range of €5.85 billion – €5.95 billion at constant currencies (2012: €5.21 billion).

The Company projects a full-year 2013 IFRS effective tax rate of 24.0% – 25.0% (2012: 26.2%) and a non-IFRS effective tax rate of 25.5% – 26.5% (2012: 27.5%).

If exchange rates remain at the September 2013 level for the rest of the year, the Company expects both the fourth-quarter and full-year 2013 non-IFRS software and software-related service revenue growth rate to be negatively impacted by approximately 5 percentage points from currency and the fourth-quarter and full-year 2013 non-IFRS operating profit growth rate to be negatively impacted by approximately 7 percentage points from currency.

We expect our professional services and other service revenue to decline slightly in 2013 on a constant currency basis. Taking currency effects into account, we also expect to see a slight decline

24	INTERIM MANAGEMENT REPORT

in professional services and other service revenue. We therefore predict that the increase in total revenue in 2013 will be influenced by the expected growth in software and software-related service revenue.

We expect that total revenue (non-IFRS) will continue to depend largely on the revenues from the On-Premise Products segment. In light of the above expectations for professional services and other service revenue, we therefore expect a decline in the On-Premise Services segment.

Since the revenue from Ariba was first consolidated and included in the Cloud Division (comprised of the Cloud Applications and Ariba segments) at the start of the fourth quarter 2012, a particularly strong growth result is expected in this segment.

We expect an increase in segment profit in our On-Premise division with the On-Premise Products segment profit growing faster than the On-Premise Services segment, for which we expect a decline in segment results as compared to 2012. The Cloud division is expected to achieve, for the first time, a positive segment profit resulting from a reduced segment loss in the Cloud Applications segment and a strong increase in the Ariba segment profit.

Total cloud revenue is expected to approach €1 billion in 2013.

Differences Between IFRS and

Non-IFRS Measures

As noted above, our guidance is based on non-IFRS measures at constant currencies. The following provides additional insight into the impact of the constant currency notion and the items by which our IFRS measures and non-IFRS measures differ.

The following amounts represent estimates for 2013 and a comparison of the actual differences between IFRS and non-IFRS measures on operating profit for the first nine months of 2013 and 2012:

Non-IFRS Measures

(€ millions)	Estimated amounts for 1/1 – 12/31/20131)	Actual Amounts from 1/1 – 9/30/2013	Actual Amounts from 1/1 – 9/30/2012
Deferred revenue write-down	Between 85 and 95	76	43
Discontinued activities 2)	< 10	0	1
Share-based payment expenses 3),4)	Between 300 and 340	192	333
Acquisition-related charges 5)	Between 560 and 600	424	387
Restructuring	Between 50 and 70	47	8

1) All adjusting items are partly incurred in currencies other than the euro. Consequently, the amounts are subject to currency volatility. All estimates for 2013 provided in the table are at actual currency and are calculated based on certain assumptions regarding the developments of the different currency exchange rates. Depending on the future development of these exchange rates, the total amounts for 2013 may differ significantly from the estimates provided in the table above. The reader should remember that SAP’s outlook is based on constant currency.

2) We will consider all new information that emerges from further developments of the TomorrowNow lawsuit to determine if the provision should be adjusted in the future, which could result in a change to the estimate provided in the table above.

3) Our share-based payment expenses are subject, among other factors, to share price volatility, volatility in SAP’s performance against the Tech PGI index, anticipated achievement of financial KPI objectives, and fluctuations in SAP’s workforce. The estimates in the table above are based on certain assumptions regarding these factors. Depending on how these factors change in the future, the total expense for 2013 may differ significantly from these estimates.

4) The estimates provided above for share-based compensation expenses include grants under existing programs. New share-based compensation plans or changes to the existing plans may make the total amounts for 2013 differ significantly from these estimates.

5) The estimates provided above for acquisition-related charges are based on the acquisitions performed by SAP until the day of this document. Further acquisitions may make the total amounts for 2013 differ significantly from these estimates.

Goals for Liquidity, Finance, Investments, and Dividends

Our goals for liquidity, finance, investments, and dividends as discussed in our 2012 Integrated Report have changed as follows:

On September 30, 2013, we had a negative net liquidity. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating financing needs in 2013 and, together with expected cash flows from operations, will support our currently planned capital expenditure requirements over the near term and medium term. We intend to reduce our

INTERIM REPORT JANUARY – SEPTEMBER 2013	25

financial debt as and when the debt falls due. We will consider issuing new debt, such as bonds or U.S. private placements, on an as-needed basis only and if market conditions are advantageous. We currently have no concrete plans for future share buybacks.

Excepting acquisitions, our planned capital expenditures for 2013 and 2014 can be covered in full by operating cash flow and will chiefly be spent on increasing data center capacity in our locations in Newtown Square (United States) and St. Leon-Rot (Germany). New buildings are planned in Potsdam (Germany), Bangalore (India), São Leopoldo (Brazil), and Ra’anana (Israel). We also plan to renovate and expand our office buildings in Vancouver (Canada), London (UK), Paris (France), Madrid (Spain), Stockholm (Sweden), Peking (China), and Palo Alto (United States).

The first two SAP Innovation Centers were opened in the third quarter of 2013 in Potsdam (Germany) and Nanjing (China).

As part of our growth and innovation strategy, we plan to spend around US$2 billion in China by 2015. This demonstrates our long-term strategic commitment to China, the world’s second-largest economy. SAP also continues to invest and increase its presence and market share in countries experiencing high growth.

We plan to continue our dividend policy, which is that the payout ratio should be more than 30%.

Premises on Which Our Outlook Is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward. Among the premises on which this outlook is based are those presented concerning economic development. This outlook does not take into consideration any effects in 2013 from major acquisitions except that of hybris.

Medium-Term Prospects

Our medium-term prospects as discussed in our 2012 Integrated Report and our 2012 Annual Report on Form 20-F did not change in the first nine months of 2013. We still aim to increase our total revenue to more than €20 billion by 2015. In the same period, we aim to widen our non-IFRS operating margin to 35%. To achieve these goals, we want to further strengthen our position in our five market categories and have one billion users by 2015.

–	We want to extend our leadership in the applications segment.
–	We want to extend our market share in analytics.
–	We want to extend our leadership in mobile computing.
–	We want to become a profitable market leader in cloud computing, generating around €2 billion total revenue in this segment by 2015.

Our plan is for indirect sales (partner revenue) to contribute up to 40% of software revenue by 2015.

26	INTERIM MANAGEMENT REPORT

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(Unaudited)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

INTERIM REPORT JANUARY – SEPTEMBER 2013	27

CONSOLIDATED INCOME STATEMENTS

For the three months ended September 30

€ millions, unless otherwise stated	Note	2013	2012	Change in %
Software		975	1,026	–5
Cloud subscriptions and support		191	63	203
Software and cloud subscriptions		1,167	1,089	7
Support		2,184	2,105	4
Software and software-related service revenue		3,351	3,194	5
Consulting		553	616	–10
Other services		142	142	0
Professional services and other service revenue		695	758	–8
Total revenue		4,045	3,952	2

Cost of software and software-related services		–636	–638	0
Cost of professional services and other services		–605	–619	–2
Total cost of revenue		–1,241	–1,257	–1
Gross profit		2,804	2,695	4
Research and development		–552	–547	1
Sales and marketing		–986	–984	0
General and administration		–207	–232	–11
Restructuring		–17	–4	>100
TomorrowNow litigation		0	–7	<-100
Other operating income/expense, net		0	0	19
Total operating expenses		–3,003	–3,031	–1
Operating profit		1,043	921	13

Other non-operating income/expense, net		–1	–92	–99
Finance income		38	34	13
Finance costs		–45	–41	11
Financial income, net		–7	–7	1
Profit before tax		1,035	822	26

Income tax expense	(6)	–274	–204	34
Profit after tax		762	618	23
Profit attributable to non-controlling interests		0	0	N/A
Profit attributable to owners of parent		762	618	23

Earnings per share, basic (in €)*	(7)	0.64	0.52	23
Earnings per share, diluted (in €)*	(7)	0.64	0.52	23

* For the three months ended September 30, 2013 and 2012, the weighted average number of shares was 1,193 million (diluted 1,195 million) and 1,192 million (diluted: 1,193 million), respectively (treasury stock excluded).

28	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three months ended September 30

€ millions	2013	2012
Profit after tax	762	618
Items that will not be reclassified to profit and loss
Remeasurements on defined benefit pension plans	0	1
Income tax relating to items that will not be reclassified	3	0
Other comprehensive income after tax for items that will not be reclassified to profit and loss	3	1
Items that will be reclassified subsequently to profit and loss
Exchange differences on translation	–255	–112
Available-for-sale financial assets	–2	–15
Cash flow hedges	–21	20
Income tax relating to items that will be reclassified	–1	–9
Other comprehensive income after tax for items that will be reclassified to profit and loss	–279	–116
Other comprehensive income net of tax	–276	–115
Total comprehensive income	486	503
– Attributable to owners of parent	486	503
– Attributable to non-controlling interests	0	0

INTERIM REPORT JANUARY – SEPTEMBER 2013	29

CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30

€ millions, unless otherwise stated	Note	2013	2012	Change in %
Software		2,614	2,722	–4
Cloud subscriptions and support		488	144	238
Software and cloud subscriptions		3,101	2,866	8
Support		6,470	6,071	7
Software and software-related service revenue		9,571	8,937	7
Consulting		1,689	1,830	–8
Other services		448	433	3
Professional services and other service revenue		2,137	2,263	–6
Total revenue		11,708	11,200	5

Cost of software and software-related services		–1,838	–1,743	5
Cost of professional services and other services		–1,820	–1,888	–4
Total cost of revenue		–3,658	–3,631	1
Gross profit		8,050	7,569	6
Research and development		–1,676	–1,638	2
Sales and marketing		–3,021	–2,786	8
General and administration		–635	–664	–4
Restructuring		–47	–8	>100
TomorrowNow litigation		0	–1	<-100
Other operating income/expense, net		6	1	>100
Total operating expenses		–9,031	–8,727	3
Operating profit		2,677	2,473	8

Other non-operating income/expense, net		–14	–145	–91
Finance income		94	86	10
Finance costs		–138	–119	16
Financial income, net		–44	–33	33
Profit before tax		2,620	2,295	14

Income tax expense	(6)	–614	–572	7
Profit after tax		2,006	1,723	16
Profit attributable to non-controlling interests		0	0	N/A
Profit attributable to owners of parent		2,006	1,723	16

Earnings per share, basic (in €)*	(7)	1.68	1.45	16
Earnings per share, diluted (in €)*	(7)	1.68	1.45	16

* For the nine months ended September 30, 2013 and 2012, the weighted average number of shares was 1,193 million (diluted 1,195 million) and 1,191 million (diluted: 1,192 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

30	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the nine months ended September 30

€ millions	2013	2012
Profit after tax	2,006	1,723
Items that will not be reclassified to profit and loss
Remeasurements on defined benefit pension plans	3	–2
Income tax relating to items that will not be reclassified	0	1
Other comprehensive income after tax for items that will not be reclassified to profit and loss	3	–1
Items that will be reclassified subsequently to profit and loss
Exchange differences on translation	–345	59
Available-for-sale financial assets	3	18
Cash flow hedges	–3	26
Income tax relating to items that will be reclassified	–3	–5
Other comprehensive income after tax for items that will be reclassified to profit and loss	–348	98
Other comprehensive income net of tax	–345	97
Total comprehensive income	1,661	1,820
– Attributable to owners of parent	1,661	1,820
– Attributable to non-controlling interests	0	0

INTERIM REPORT JANUARY – SEPTEMBER 2013	31

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2013, and December 31, 2012

€ millions	Notes	2013	2012
Cash and cash equivalents		3,255	2,477
Other financial assets	(8)	221	154
Trade and other receivables	(9)	3,052	3,917
Other non-financial assets		413	294
Tax assets		256	156
Total current assets		7,197	6,998
Goodwill		13,876	13,227
Intangible assets		3,108	3,234
Property, plant, and equipment		1,771	1,708
Other financial assets	(8)	524	509
Trade and other receivables	(9)	81	88
Other non-financial assets		90	68
Tax assets		192	170
Deferred tax assets		693	708
Total non-current assets		20,336	19,711
Total assets		27,534	26,710

32	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

€ millions	Notes	2013	2012
Trade and other payables		793	870
Tax liabilities		374	511
Financial liabilities	(10)	1,748	802
Other non-financial liabilities		1,697	2,136
Provision TomorrowNow litigation		227	234
Other provisions		357	609
Provisions		584	843
Deferred income	(11)	2,235	1,386
Total current liabilities		7,431	6,547
Trade and other payables		45	63
Tax liabilities		387	388
Financial liabilities	(10)	3,799	4,446
Other non-financial liabilities		108	98
Provisions		277	361
Deferred tax liabilities		506	574
Deferred income	(11)	64	62
Total non-current liabilities		5,186	5,991
Total liabilities		12,618	12,538
Issued capital		1,229	1,229
Share premium		532	492
Retained earnings		14,973	13,973
Other components of equity		–542	–194
Treasury shares		–1,284	–1,337
Equity attributable to owners of parent		14,907	14,163
Non-controlling interests		9	8
Total equity	(12)	14,916	14,171
Equity and liabilities		27,534	26,710

INTERIM REPORT JANUARY – SEPTEMBER 2013	33

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine months ended September 30

€ millions	Equity Attributable to Owners of Parent								Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total
				Exchange Diffe- rences	Available- for-Sale Financial Assets	Cash Flow Hedges
1/1/2012	1,228	419	12,466	–19	9	–27	–1,377	12,699	8	12,707
Profit after tax			1,723					1,723		1,723
Other comprehensive income			–1	61	18	19		97		97
Comprehensive income			1,722	61	18	19		1,820		1,820
Share-based payments		25						25		25
Dividends			–1,310					–1,310		–1,310
Issuance of shares under share-based payments		10						10		10
Purchase of treasury shares							–53	–53		–53
Reissuance of treasury shares under share-based payments		17					90	107		107
Other changes			2					2	1	3
9/30/2012	1,228	471	12,880	42	27	–8	–1,340	13,300	9	13,309

1/1/2013	1,229	492	13,973	–236	22	20	–1,337	14,163	8	14,171
Profit after tax			2,006					2,006		2,006
Other comprehensive income			3	–349	3	–2		–345		–345
Comprehensive income			2,009	–349	3	–2		1,661		1,661
Share-based payments		12						12		12
Dividends			–1,013					–1,013		–1,013
Reissuance of treasury shares under share-based payments		27					53	80		80
Other changes			4					4	1	5
9/30/2013	1,229	532	14,973	–585	25	18	–1,284	14,907	9	14,916

34	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30

€ millions	2013	2012
Profit after tax	2,006	1,723
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	714	622
Income tax expense	614	572
Financial income, net	44	33
Decrease/increase in sales and bad debt allowances on trade receivables	44	18
Other adjustments for non-cash items	64	28
Decrease/increase in trade and other receivables	766	588
Decrease/increase in other assets	–180	–109
Decrease/increase in trade payables, provisions, and other liabilities	–856	–345
Decrease/increase in deferred income	898	820
Cash outflows due to TomorrowNow litigation	–1	–8
Interest paid	–101	–135
Interest received	50	67
Income taxes paid, net of refunds	–1,022	–817
Net cash flows from operating activities	3,040	3,057

Business combinations, net of cash and cash equivalents acquired	–1,131	–2,757
Purchase of intangible assets and property, plant, and equipment	–401	–370
Proceeds from sales of intangible assets or property, plant, and equipment	40	30
Purchase of equity or debt instruments of other entities	–1,358	–905
Proceeds from sales of equity or debt instruments of other entities	1,311	1,517
Net cash flows from investing activities	–1,539	–2,485

Dividends paid	–1,013	–1,310
Purchase of treasury shares	0	–53
Proceeds from reissuance of treasury shares	36	83
Proceeds from issuing shares (share-based payments)	0	15
Proceeds from borrowings	1,000	1,000
Repayments of borrowings	–624	–1,313
Net cash flows from financing activities	–601	–1,578

Effect of foreign exchange rates on cash and cash equivalents	–122	–33
Net decrease/increase in cash and cash equivalents	778	–1,039
Cash and cash equivalents at the beginning of the period	2,477	4,965
Cash and cash equivalents at the end of the period	3,255	3,926

INTERIM REPORT JANUARY – SEPTEMBER 2013	35

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information About Consolidated Interim Financial Statements

The accompanying Consolidated Interim Financial Statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and in particular in compliance with International Accounting Standard (IAS) 34. The designation IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.

Amounts reported in previous years have been reclassified as appropriate to conform to the presentation in this interim report.

These unaudited condensed Consolidated Interim Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2012, included in our 2012 Annual Report (extract from the SAP Integrated Report 2012) and our Annual Report 2012 on Form 20-F.

Due to rounding, numbers presented throughout these Interim Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements.

Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2012	23	176	199
Additions	4	92	96
Disposals	-5	-23	-28
December 31, 2012	22	245	267
Additions	1	20	21
Disposals	0	-15	-15
September 30, 2013	23	250	273

The additions during the first nine months of 2013 relate to legal entities added in connection with foundations and acquisitions. The disposals are due to mergers and liquidations of operating and non-operating acquired legal entities.

Our changes in the scope of consolidation in the first nine months of 2013 were – except for the acquisition of hybris – not significant to our Consolidated Financial Statements.

For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4)  and our Consolidated Financial Statements for 2012.

(3) Summary of Significant Accounting Policies

With the exception of the newly adopted accounting standards described below, these Interim Financial Statements were prepared based on the same accounting policies as those applied and described in the Consolidated Financial Statements as at December 31, 2012. Our significant accounting policies are summarized in the Notes to the Consolidated Financial Statements. For more information, see Note (3) in our Annual Report for 2012.

Newly Adopted Accounting Standards

The following accounting standards newly adopted in the first nine months of 2013 were relevant for the group:

-	Amendments to IFRS 7 (Financial Instruments: Disclosures): Offsetting financial assets and financial liabilities

36	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

-	IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements), and IFRS 12 (Disclosure of Interests in Other Entities) including amendments to the transition guidance for IFRS 10–12 issued in June 2012 (in other words, we adopted the new standards earlier than required by the European Union)
-	IFRS 13 (Fair Value Measurement)
-	Amendments to IAS 1 (Presentation of Financial Statements)
-	Amendments to IAS 19 (Employee Benefits)

The retrospective application of the revised IAS 19 has resulted in the netting of balance sheet items (mandatory netting of plan assets with time credits and early retirement obligations). Prior year numbers were restated accordingly (netting of financial assets with provisions in the amount of €124 million). Apart from that, the adoption of the standards/amendments does not have a material impact on the Consolidated Financial Statements but does result, for example, in additional disclosures and reclassifications.

New Accounting Standards Not Yet Adopted

For more information about new accounting standards not yet adopted, see Note (3) in our Annual Report for 2012.

(4) Business Combinations

Until the approval of these related Interim Financial Statements, we acquired the following businesses in 2013:

Acquired Businesses

Acquired Businesses	Sector	Acquisi- tion Type	Acquired Voting Interest	Acquisi- tion Date
Ticket-Web GmbH & Co. KG Wildau, Germany	Solution provider of ticketing & customer relation- ship manage- ment	Asset Deal	n/a	March 4, 2013
KMS Software Company LLC. Los Angeles, CA USA	Provider of employee onboarding solutions	Asset Deal	n/a	April 1, 2013
Camilion Solutions, Inc., Toronto, Canada	Solutions for the insurance industry	Share Deal	100%	April 2, 2013
SmartOps Corporation, Pittsburgh, PA USA	Provider of inventory and service-level optimization software solutions	Share Deal	100%	April 12, 2013
hybris AG, Rotkreuz, Switzerland	Provider of independent commerce technology (B2B and B2C)	Share Deal	100%	August 1, 2013
KXEN Inc., San Francisco, CA USA	Provider of predictive analytics technology for line of business users and analysts	Share Deal	100%	October 1, 2013

We acquire businesses in specific areas of strategic interest to us. All of the acquisitions listed in the above table are neither individually nor in aggregate material to SAP except for the acquisition of hybris AG, for which the additional information is provided below.

SAP acquired hybris AG, a recognized leader in commerce technology on August 1, 2013, after all regulatory evaluations and approvals were received. In the agreement, SAP offered US$95 per share.

INTERIM REPORT JANUARY – SEPTEMBER 2013	37

This acquistion will combine hybris’ agile omni-channel commerce solution with SAP’s robust enterprise technology and in-memory, cloud, and mobile innovations to help facilitate new levels of customer insight and engagement.

Financial Impact of Our Acquisitions as of the Closing Date

The following table summarizes the consideration transferred and the values for identifiable assets acquired and liabilities assumed of our acquisitions, as of the acquisition date and in detail for the hybris acquisition.

Financial Impact of Our Acquisitions as of the Closing Date

€ millions	Total	Thereof hybris

Consideration transferred
Cash	1,092	1,011
Liabilities incurred	25	23
Total consideration transferred	1,117	1,034

Acquisition-related costs (includes general and administrative expenses in our income statement)
Acquisition-related costs recognized in 2013	8	7
Total acquisition-related costs	8	7

Amounts of identifiable assets acquired and liabilities assumed expected to be recognized
Cash and cash equivalents	15	10
Other financial assets	1	1
Trade and other receivables (net of reserves)	34	30
Other non-financial assets	4	3
Property, plant, and equipment	8	7
Intangible assets	346	312
Thereof customer relationship and other intangibles	169	159
Customer relationship	152	142
Trade name	10	10
Other intangible assets	7	7
Thereof acquired technology	176	152
Thereof software and database licenses	1	1
Current and deferred tax assets	9	8
Total identifiable assets	417	371

Trade accounts payable	11	9
Loans and borrowings	25	25
Current and deferred tax liabilities	85	77
Provisions and other non-financial liabilities	32	32
Thereof legal and litigation related liabilities	1	1
Deferred revenue	17	15
Total identifiable liabilities	170	158

Total identifiable net assets	247	213

Goodwill	870	821

The goodwill arising from the acquistions consists largely of the synergies and the know-how and technical skills of the acquired entities’ workforces.

We are still evaluating contingent liabilities and tax positions of our acquisitions. We do not expect to have a material impact on these positions.

Acquisitions made in the preceding year, including the acquisition of SuccessFactors on February 21, 2012, and Ariba on October 1, 2012, are described in the Consolidated Financial Statements in our 2012 Annual Report.

38	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(5) Employee Benefits Expense and Headcount

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions	Q3 2013	1/1-9/30/2013	Q3 2012	1/1-9/30/2012
Salaries	1,469	4,398	1,424	4,105
Social security expense	201	642	190	576
Share-based payments	83	192	152	333
Pension expense	46	159	46	147
Termination benefits	9	31	10	53
Employee-related restructuring expenses	11	34	1	5
Employee Benefits Expense	1,819	5,456	1,822	5,218

Acquired companies are only included in the employee benefits expense as of the company’s acquisition date. SuccessFactors is therefore included in the employee benefits expense of prior year numbers as of February 21, 2012; Ariba and hybris are not included.

On September 30, 2013, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as shown in the table below. The increase in headcount in the SAP Group to 66,061 employees is mainly due to additions from business combinations (especially Ariba and hybris).

Number of Employees (in Full-Time Equivalents)

	September 30, 2013				September 30, 2012
Full-Time Equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Software and software-related services	4,707	2,861	3,435	11,003	4,432	2,300	3,237	9,969
Professional services and other services	7,014	4,354	2,974	14,341	6,821	4,044	2,646	13,511
Research and development	8,684	3,607	5,427	17,718	8,902	3,453	5,140	17,495
Sales and marketing	6,408	6,509	3,079	15,995	5,560	5,630	2,867	14,057
General and administration	2,408	1,419	675	4,501	2,160	1,224	622	4,006
Infrastructure	1,383	802	318	2,503	1,252	772	282	2,306
SAP Group (September 30)	30,602	19,552	15,907	66,061	29,127	17,423	14,794	61,344

SAP Group (average first nine months)	30,030	19,350	15,681	65,061	28,765	17,131	14,175	60,071

INTERIM REPORT JANUARY – SEPTEMBER 2013	39

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q3 2013	1/1 – 9/30/ 2013	Q3 2012	1/1 – 9/30/ 2012
Cost of software and software-related services	12	25	15	33
Cost of professional services and other services	18	38	34	83
Research and development	20	53	38	82
Sales and marketing	23	54	37	82
General and administration	10	21	28	53
Share-based payments	83	192	152	333

(6) Income Tax

In the third quarter and in the first nine months of 2013, income taxes and the effective tax rate, each compared with the third quarter and the first nine months of 2012, were as follows:

Income Taxes

€ millions, unless stated otherwise	Q3 2013	1/1 – 9/30/ 2013	Q3 2012	1/1 – 9/30/ 2012
Profit before income tax	1,035	2,620	822	2,295
Income tax expense	–274	–614	–204	–572
Effective tax rate in %	26.4	23.4	24.8	24.9

(7) Earnings per Share

Earnings per Share

€ millions, unless otherwise stated	Q3 2013	1/1– 9/30/2013	Q3 2012	1/1– 9/30/2012
Profit attributable to owners of parent	762	2,006	618	1,723
Issued ordinary shares	1,229	1,229	1,228	1,228
Effect of treasury shares	–36	–36	–36	–37
Weighted average number of shares in millions – basic	1,193	1,193	1,192	1,191
Dilutive effect of free-matching shares in millions	2	2	1	1
Weighted average number of shares in millions – diluted	1,195	1,195	1,193	1,192
Earnings per share, attributable to owners of parent, basic (in €)	0.64	1.68	0.52	1.45
Earnings per share, attributable to owners of parent, diluted (in €)	0.64	1.68	0.52	1.45

40	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

(8) Other Financial Assets

Other financial assets comprise the following:

Other Financial Assets

	September 30, 2013
€ millions	Current	Non-Current	Total
Loans and other financial receivables	68	242	310
Debt investments	38	0	38
Equity investments	0	233	233
Available-for-sale financial assets	38	233	271
Derivatives	115	1	116
Investments in associates	0	48	48
Total	221	524	745

	December 31, 2012
€ millions	Current	Non-Current	Total
Loans and other financial receivables	35	208	243
Debt investments	15	14	29
Equity investments	0	201	201
Available-for-sale financial assets	15	215	230
Derivatives	104	40	144
Investments in associates	0	46	46
Total	154	509	663

(9) Trade and Other Receivables

Trade and other receivables comprise the following:

Trade and Other Receivables

	September 30, 2013
€ millions	Current	Non-Current	Total
Trade receivables, net	3,016	0	3,016
Other receivables	36	81	117
Total	3,052	81	3,133

	December 31, 2012
€ millions	Current	Non-Current	Total
Trade receivables, net	3,837	0	3,837
Other receivables	80	88	168
Total	3,917	88	4,005

The carrying amounts of our trade receivables and related allowances were as follows:

Carrying Amounts of Trade Receivables

€ millions	9/30/ 2013	12/31/ 2012
Gross carrying amount	3,160	3,943
Sales allowances charged to revenue	–105	–73
Allowance for doubtful accounts charged to expense	–39	–33
Carrying amount trade receivables, net	3,016	3,837

INTERIM REPORT JANUARY – SEPTEMBER 2013	41

(10) Financial Liabilities

Financial liabilities comprise the following:

Financial Liabilities

	September 30, 2013
€ millions	Current	Non-Current	Total
Bank loans	998	0	998
Private placement transactions	86	1,957	2,043
Bonds	500	1,790	2,290
Other financial liabilities	164	52	216
Financial liabilities	1,748	3,799	5,547

	December 31, 2012
€ millions	Current	Non-Current	Total
Bank loans	0	0	0
Private placement transactions	0	2,088	2,088
Bonds	600	2,287	2,887
Other financial liabilities	202	71	273
Financial liabilities	802	4,446	5,248

(11) Deferred Income

On September 30, 2013, our current deferred income was €2,235 million (December 31, 2012: €1,386 million) and our non-current deferred income was €64 million (December 31, 2012: €62 million). On September 30, 2013, current deferred income includes a total of €376 million in deferred revenue (December 31, 2012: €317 million; September 30, 2012: €169 million), which in future will likely be recognized as revenue from cloud subscriptions and support.

(12) Total Equity

Issued Shares

On September 30, 2013, SAP AG had 1,228,504,232 no-par issued shares (December 31, 2012: 1,228,504,232) issued with a calculated nominal value of €1 per share. Thus, issued shares remain unchanged in the first nine months of 2013. In the first nine months of 2012, the number of issued shares increased by 256,216 shares (Q3 2012: 0), resulting from the exercise of awards granted under certain share-based payments.

Treasury Shares

On September 30, 2013, we held 35 million treasury shares, representing €35 million or 2.84% of capital stock.

In the first nine months of 2013, we did not acquire shares for treasury and disposed 1.4 million (Q3 2013: 1.2 million) shares at an average price of approximately €36.80 (Q3 2013: €36.80) per share.

In the first nine months of 2012, we acquired 1.1 million shares (Q3 2012: 0 million) with a purchase price of approximately €48.14 per share and disposed 2.4 million (Q3 2012: 0.1 million) shares at an average price of approximately €36.65 (Q3 2012: €36.80) per share.

Share purchases and share sales in 2013 and 2012 were in connection with our share-based payments, which are described in Note (27) in the Annual Report for 2012.

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the third quarter:

€ millions	Q3 2013	Q3 2012
Gains (losses) on exchange differences on translation	–255	–112
Reclassification adjustments on exchange differences on translation	0	0
Exchange differences on translation	–255	–112
Gains (losses) on remeasuring available-for-sale financial assets	17	–15
Reclassification adjustments on available-for-sale financial assets	–19	0
Available-for-sale financial assets	–2	–15
Gains (losses) on cash flow hedges	3	0
Reclassification adjustments on cash flow hedges	–24	20
Cash flow hedges	–21	20

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the first nine months:

42	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

€ millions	1/1– 9/30/20 13	1/1– 9/30/20 12
Gains (losses) on exchange differences on translation	–345	59
Reclassification adjustments on exchange differences on translation	0	0
Exchange differences on translation	–345	59
Gains (losses) on remeasuring available-for-sale financial assets	22	17
Reclassification adjustments on available-for-sale financial assets	–19	1
Available-for-sale financial assets	3	18
Gains (losses) on cash flow hedges	53	–12
Reclassification adjustments on cash flow hedges	–56	38
Cash flow hedges	–3	26

(13) Contingent Liabilities

For a detailed description of our contingent liabilities, see our Annual Report 2012, Notes to the Consolidated Financial Statements section, Note (22). There have been no significant changes in contingent liabilities since December 31, 2012. For information about contingent liabilities related to litigation, see Note (14).

(14) Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable, and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of US$306 million (US$272 million on December 31, 2011, US$1.3 billion on December 31, 2010). We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. We cannot reliably estimate the maximum possible loss in case of an unfavorable outcome.

For a description of the development of the provisions recorded for litigation, see our Annual Report 2012, Notes to the Consolidated Financial Statements section, Note (18b).

Among the claims and lawsuits are the following:

Intellectual Property Litigation

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit sought injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP AG, SAP America and TomorrowNow stipulated to liability for certain claims, and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest, which accrues from the time judgment is entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a) Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs,” the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

INTERIM REPORT JANUARY – SEPTEMBER 2013	43

b) During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c) During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1.655 billion under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

d) During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting reduced damages of US$272 million or having a new trial based on lost profits and infringer’s profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. In lieu of a new trial, the parties stipulated to a judgment of US$306 million while each preserving all rights for appeal. Both parties have filed their respective notice of appeal. On appeal, Oracle is seeking three forms of relief: (1) reinstatement of the November 2010 $1.3 billion verdict; (2) as a first alternative, a new trial at which Oracle may again seek hypothetical license damages (based in part on evidence of alleged saved development costs) plus SAP’s alleged infringer’s profits without any deduction of expenses (Oracle does not put a number on its claim for the requested new trial); and (3) as a second alternative, increase of the remittitur (alternative to new trial) to $408.7 million (versus the $272 million Oracle had previously rejected). SAP has dismissed its cross-appeal. The hearing is not yet scheduled.

Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. The DOJ investigation has been resolved by way of a plea agreement which includes TomorrowNow pleading guilty to 11 counts of violations of the Computer Fraud and Abuse Act, one count of criminal copyright infringement, the payment of a US$20 million fine and three years probation. No charges were brought against SAP AG or subsidiaries thereof other than TomorrowNow.

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleged that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata sought unspecified monetary damages and permanent injunctive relief. The first trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages. The re-trial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. In September 2011, the judge denied SAP’s post-trial motions with the exception of reducing the damages verdict by US$16 million to approximately US$329 million. The judge also ordered approximately US$60 million in pre-judgment interest. Additionally, the judge granted Versata’s request for a broad injunction which prohibits SAP from 1) selling products in the United States with the infringing functionality, 2) providing maintenance to or accepting maintenance revenue from existing customers in the United States until such customers disable the infringing functionality and verify such disablement, and 3) licensing additional users to existing customers in the United States until such customers disable the infringing functionality and verify such disablement. Finally, the judge stayed the injunction pending the outcome of an appeal. Both parties appealed. The hearing occurred in February 2013 and a decision was issued on May 1, 2013. The three judge panel ruled in Versata’s favor on infringement and damages, leaving both fully intact. The past damages verdict currently stands at approximately $390 million. Regarding the injunction, the court ruled that the injunction was too broad, stating that SAP should be able to provide maintenance or additional seats for prior customers of the infringing products, so long as the maintenance or the additional seat does not involve, or allow access to, the “enjoined capability” where enjoined capability is defined as the capability to execute a pricing procedure using hierarchical access of customer and product data.

44	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

SAP filed a petition seeking rehearing by the three-judge panel that issued this decision and/or by the entire appeals court. The appeals court requested that Versata respond to SAP’s petition no later than July 29, 2013. In August 2013, the appeals court denied SAP’s request for rehearing and issued its mandate passing jurisdiction to the district court.

Additionally, SAP filed a petition with the United States Patent Office (USPTO) challenging the validity of the asserted Versata patent. In January 2013, the USPTO granted SAP’s request to reconsider the validity of Versata’s patent and instituted the relevant procedure (transitional post grant review). A decision was issued in June 2013 rendering all challenged patent claims (including all the patent claims SAP was found to have infringed) unpatentable. Versata filed with the USPTO a request seeking reconsideration of the decision on six different grounds. The USPTO invited SAP to file an opposition responding to two of the six grounds. On September 13, 2013, the USPTO denied Versata’s request for reconsideration.

In June 2013, SAP filed a request with the appeals court to stay the litigation pending review of the USPTO decision. That request was denied in early July 2013.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleged that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce sought unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP. elcommerce has appealed the court’s Markman ruling. The hearing for the appeal was held in May 2012, and we are awaiting the court’s decision. SAP also filed a reexamination request with the USPTO to invalidate elcommerce’s patent. On September 23, 2013, the USPTO issued a decision invalidating the patent. elcommerce may appeal that decision.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM, and many other defendants. TecSec alleged that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants pending the outcome of an appeal by TecSec. The appeal hearing occurred in March 2013. The appellate court issued its decision in October, 2013. That decision did not end the litigation and therefore we expect the lawsuit to resume at the district court in the coming months.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of six re-examinations filed with the USPTO. In September, 2013, the USPTO issued a decision on four of the six reexaminations, invalidating every claim of each of the four patents. SAP is awaiting a decision on the two remaining reexamination requests.

Other Litigation

In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss which was rejected. A trial date which was scheduled for June 2011 has been postponed.

In November 2012, SAP filed a motion to dismiss based on a procedural aspect of the case. The court followed SAP’s argument and dismissed the claim by Securinfo. Securinfo appealed against this decision on December 19, 2012.

In March 2013, the court dismissed Securinfo’s appeal. Securinfo appealed against this decision to the Supreme Court of South Africa. The Supreme Court granted leave to appeal to the full bench of the court which had originally dismissed Securinfo’s appeals. Securinfo may now apply for an appeal hearing date. Such application must be provided to the court by December 10, 2013.

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €81 million. We have not recorded a provision for these matters, as we believe that we will prevail on these matters.

INTERIM REPORT JANUARY – SEPTEMBER 2013	45

For more information about income tax risk-related litigation, see Note (10) in our Annual Report for 2012, which is part of our Integrated Report 2012.

(15) Share-Based Payments

For a detailed description of our share-based payment plans, see our Annual Report 2012, Notes to the Consolidated Financial Statements section, Note (27).

Share Matching Plan 2013 (SMP 2013)

Under the SMP 2013, SAP offered its employees the opportunity to purchase SAP AG shares at a discount of 40%. The number of SAP shares an eligible employee was able to purchase was limited to a percentage of the employee’s annual base salary. After a holding period of three years, the employees receive one SAP share free of charge for every three shares held. The terms for the Global Executives are different. Instead of receiving a discount, Global Executives are granted two bonus shares for every three shares acquired and held during the three-year vesting period. In September 2013, the participants purchased 1.6 million SAP shares in aggregate at a discounted share price of €33.72. The discount of €32.4 million was expensed immediately. The fair value of the right to a bonus share was estimated on the grant date (September 4, 2013) at €51.09 per share, using a risk-free interest rate of 0.43%, a dividend yield of 1.92%, and an expected life of three years.

The outstanding bonus shares under the Share Matching Plan are as follows:

Outstanding Restricted Shares

Number in thousands	9/30/ 2013	12/31/ 2012
Share Matching Plan 2011 (Bonus shares)	432	448
Share Matching Plan 2012 (Bonus shares)	3,002	3,124
Share Matching Plan 2013 (Bonus shares)	573	0

Stock Option Plan 2010 (2013 Tranche)

Under the Stock Option Plan 2010 (2013 Tranche), we granted 7.4 million cash-based virtual stock options to Global Executives and to SAP’s Top Rewards (top talents and top performers) in 2013.

The vesting period is three years and the contractual term of the program is six years. The exercise price is €59.85 and the fair value on the grant date was €9.48.

(16) Other Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, and the management of financial risks are presented in Notes (24) to (26) to our Consolidated Financial Statements for 2012, which are included in our 2012 Integrated Report, and our Annual Report 2012 on Form 20-F.

There have been no significant changes with regards to our financial risk profile since December 31, 2012, except for the following: With regard to the acquisition of hybris and to safeguard our liquidity, SAP AG secured a €1.0 billion dual-currency credit facility agreement with an initial term of 12 months which was drawn down in EUR . Borrowings under the facility bear interest of EURIBOR plus a margin of 60 to 90 basis points.

In the following, we disclose the fair value of financial instruments, valuation techniques and inputs used and the level of the fair value hierarchy within which the fair value measurements are categorized.

Fair Value of Financial Instruments

We use various types of financial instruments in the ordinary course of business which are grouped into the following categories: Loans and receivables (L&R), available-for-sale (AFS), held-for-trading (HFT), and amortized cost (AC). The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category of IAS 39. Since the line items “Trade receivables,” “Trade payables,” and “Other financial assets” contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the non-financial assets or liabilities are shown in the column headed “Not in Scope of IFRS 7” to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position. The carrying amounts and fair values of our financial instruments as of the reporting date, were as follows:

46	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

Fair Values of Financial Instruments

€ millions		2013
		Book Value 9/30/ 2013	Measurement Categories			Fair Value 9/30/ 2013	Not in Scope of IFRS 7
	Category		At Amortized Cost	At Cost	At Fair Value
Assets
Cash and cash equivalents	L&R	3,255	3,255			3,255
Trade receivables	L&R	3,133	3,016			3,016	117
Other financial assets		745
Debt securities	L&R/AFS				38	38
Equity securities	AFS/-			167	66	66	48
Other nonderivative financial assets	L&R		199			199	111
Derivative assets
With hedging relationship	-				28	28
Without hedging relationship	HFT				88	88
Liabilities
Trade payables	AC	–838	–599			–599	–239
Financial liabilities		–5,547
Nonderivative financial liabilities	AC		–5,421			–5,499
Derivatives
With hedging relationship	-				–4	–4
Without hedging relationship	HFT				–122	–122
Total financial instruments, net		748	450	167	94	466	37
Aggregation according to IAS 39
Financial assets
At fair value through profit or loss	HFT	88			88	88
Available-for-sale	AFS	271		167	104	104
Loans and receivables	L&R	6,587	6,470			6,470	117
Financial liabilities
At fair value through profit or loss	HFT	–122			–122	–122
At amortized cost	AC	–6,259	–6,020			–6,098	–239
Outside scope of IAS 39
Financial instruments related to employee benefit plans		111					111
Investment in associates		48					48
Derivatives with hedging relationship		24			24	24
Total financial instruments, net		748	450	167	94	466	37

INTERIM REPORT JANUARY – SEPTEMBER 2013	47

€ millions		2012
		Book Value 12/31/ 2012	Measurement Categories			Fair Value 12/31/ 2012	Not in Scope of IFRS 7
	Category		At Amortized Cost	At Cost	At Fair Value
Assets
Cash and cash equivalents	L&R	2,477	2,477			2,477
Trade receivables	L&R	4,005	3,837			3,837	168
Other financial assets		663
Debt securities	L&R/AFS				29	29
Equity securities	AFS/-			149	52	52	46
Other nonderivative financial assets	L&R		159			159	84
Derivative assets
With hedging relationship	-				29	29
Without hedging relationship	HFT				115	115
Liabilities
Trade payables	AC	–933	–684			–684	–249
Financial liabilities		–5,248
Nonderivative financial liabilities	AC		–5,051			–5,228
Derivatives
With hedging relationship	-				–2	–2
Without hedging relationship	HFT				–195	–195
Total financial instruments, net		964	738	149	28	589	49
Aggregation according to IAS 39
Financial assets
At fair value through profit or loss	HFT	115			115	115
Available-for-sale	AFS	230		149	81	81
Loans and receivables	L&R	6,641	6,473			6,473	168

Financial liabilities
At fair value through profit or loss	HFT	–195			–195	–195
At amortized cost	AC	–5,984	–5,735			–5,912	–249
Outside scope of IAS 39
Financial instruments related to employee benefit plans		84					84
Investment in associates		46					46
Derivatives with hedging relationship		27			27	27
Total financial instruments, net		964	738	149	28	589	49

Determination of Fair Value

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Accordingly, best evidence of fair value provides quoted prices in an active market. Where market prices are not readily available, valuation techniques have to be used to establish fair value. Depending on the inputs used in and their significance for the valuation techniques, we have categorized our financial instruments at fair value into a three-level fair value hierarchy as mandated by IFRS 13. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value for one single instrument may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its

48	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The levels of the fair value hierarchy, its application to our financial assets and liabilities, and the respective determination of fair value are described below:

- Level 1: Quoted prices in active markets for identical assets or liabilities.

-	Marketable available-for-sale debt and equity investments: The fair values of these securities are based on quoted market prices on as of the reporting date.

– Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-	Derivative financial instruments: The fair value of foreign exchange forward contracts is based on discounting the expected future cash flows over the respective remaining term of the contracts, using the respective market interest rates appropriate to the remaining term of the forwards contracts. The fair value of our foreign currency options is calculated taking into account current spot rates and strike prices, the volatility of the respective currencies, the remaining term of the options, as well as market interest rates. The fair value of the derivatives entered into to hedge our share-based payments are calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the stock price, and the volatility of our share.
-	Available-for-sale equity investments in public companies: Certain of our equity investments in public companies were restricted from being sold for a limited period. Therefore, fair value is determined based on quoted market prices as of the reporting date, deducting a discount for the disposal restriction based on the premium for a respective put option.

– Level 3: Unobservable inputs for the assets or liabilities.

The following table allocates those financial assets and liabilities that are measured at fair value in accordance with IAS 39 either through profit or loss or other comprehensive income as of the reporting date, to the three levels of the fair value hierarchy according to IFRS 13.

Classification of Financial Instruments

	September 30, 2013				December 31, 2012
€ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Corporate bonds	23	0	0	23	27	0	0	27
Government securities	3	0	0	3	0	0	0	0
Municipal bonds	12	0	0	12	2	0	0	2
Debt investments	38	0	0	38	29	0	0	29
Software industry	39	27	0	66	52	0	0	52
Equity investments	39	27	0	66	52	0	0	52
Available-for-sale financial assets	77	27	0	104	81	0	0	81
FX forward contracts	0	70	0	70	0	76	0	76
Call options for share-based payments	0	46	0	46	0	68	0	68
Derivative financial assets	0	116	0	116	0	144	0	144
Total	77	143	0	220	81	144	0	225
Financial liabilities
FX forward contracts	0	126	0	126	0	197	0	197
Derivative financial liabilities	0	126	0	126	0	197	0	197
Total	0	126	0	126	0	197	0	197

It is our policy to recognize transfers at the beginning of the respective quarter when the event or change in circumstances occurred that caused the transfer.

INTERIM REPORT JANUARY – SEPTEMBER 2013	49

(17) Segment and Geographic Information

General Information

Our internal reporting system produces reports in which business activities are presented in a variety of ways, for example, by line of business, geography, and areas of responsibility of the individual Board members. Based on these reports, the Executive Board, which is responsible for assessing the performance of various company components and making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways.

SAP has two divisions – On-Premise and Cloud, which are further divided into operating segments. Our On-Premise division is comprised of two operating segments: On-Premise Products and On-Premise Services, and our Cloud division of two operating segments: Cloud Applications and Ariba. All operating segments are reportable segments.

On August 1, 2013, SAP acquired hybris AG. The acquisition will enable SAP to deliver the next-generation e-commerce platform based on the latest technology, with the choice of on-premise or on-demand deployment. Since the majority of hybris’ activities are currently delivered in an on-premise model, the majority of hybris’ activities are correspondingly reflected in the On-Premise division.

The most important factors we use to identify operating segments are distinctions among our product and service offerings, notably:

-	Between divisions, the software delivery model (software to be installed on the customer’s hardware (on-premise software), distinct from software for delivery in the cloud)
-	Within the On-Premise division, the types of services offered
-	Within the Cloud division, the fields in which the cloud applications are used

The On-Premise division derives its revenues primarily from the sale of on-premise software (that is, software designed for use on hardware on the customer’s premises), mobile software (that is, software designed for use on mobile devices), and services relating to such software. Within the On-Premise division, the On-Premise Products segment is primarily engaged in marketing and licensing our on-premise and mobile software products and providing support services for these software products. The On-Premise Services segment primarily performs various professional services, mainly implementation services of our software products and educational services on the use of our software products.

The Cloud division derives its revenues primarily from the sale of cloud software (that is, software designed for delivery through the cloud) and services relating to such software (including support services, from its cloud-based collaborative business network. Professional services, and educational services). Within the Cloud division, the Cloud Applications segment is primarily engaged in marketing and selling subscriptions to the cloud software offerings developed by SAP and SuccessFactors. The Ariba segment primarily markets and sells the cloud software offerings developed by Ariba and derives revenue.

50	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

Information About Profit or Loss, Assets and Liabilities

Operating Segments Revenue and Profit or Loss

	On-Premise Division			Cloud Division			Total
€ millions	On-Premise Products	On-Premise Services	Division Total	Cloud Applications	Ariba	Division Total
Q3 2013
Software	976	0	976	1	0	1	977
Cloud subscriptions and support	0	0	0	109	88	197	197
Software and cloud subscriptions	976	0	976	109	88	198	1,174
Support	2,178	0	2,178	3	8	11	2,189
Software and software-related service revenue	3,154	0	3,154	112	96	208	3,363
Professional services and other service revenue	0	651	651	23	21	44	695
Total revenue	3,154	651	3,805	135	117	252	4,057
Cost of revenue	–486	–536	–1,022	–46	–47	–93	–1,115
Gross profit	2,668	115	2,783	89	70	159	2,942
Cost of sales and marketing	–813	0	–813	–88	–39	–127	–940
Reportable segment profit/loss	1,855	115	1,971	1	31	32	2,003
Q3 2012
Software	1,026	0	1,026	0	0	0	1,026
Cloud subscriptions and support	0	0	0	77	3	80	80
Software and cloud subscription	1,026	0	1,026	77	3	80	1,106
Support	2,103	0	2,103	2	0	3	2,106
Software and software-related service revenue	3,129	0	3,129	79	3	83	3,212
Professional services and other service revenue	0	736	736	22	0	22	758
Total revenue	3,129	736	3,865	101	4	105	3,970
Cost of revenue	–497	–555	–1,052	–49	–7	–56	–1,108
Gross profit	2,632	181	2,813	52	–4	49	2,862
Cost of sales and marketing	–846	0	–846	–69	–2	–71	–917
Reportable segment profit/loss	1,786	181	1,967	–17	–6	–22	1,945

INTERIM REPORT JANUARY – SEPTEMBER 2013	51

1/1/ – 9/30/2013
Software	2,615	0	2,615	1	0	1	2,616
Cloud subscriptions and support	0	0	0	292	255	547	547
Software and cloud subscriptions	2,615	0	2,615	293	255	548	3,163
Support	6,449	0	6,449	12	23	35	6,484
Software and software-related service revenue	9,064	0	9,064	305	278	583	9,647
Professional services and other service revenue	0	2,011	2,011	63	63	126	2,137
Total revenue	9,064	2,011	11,075	368	341	709	11,784
Cost of revenue	–1,414	–1,623	–3,038	–134	–135	–269	–3,307
Gross profit	7,649	388	8,037	233	206	440	8,477
Cost of sales and marketing	–2,522	0	–2,522	–242	–115	–357	–2,879
Reportable segment profit/loss	5,128	388	5,516	–9	92	83	5,599
1/1/ – 9/30/2012
Software	2,720	0	2,720	1	0	1	2,722
Cloud subscriptions and support	0	0	0	175	8	183	183
Software and cloud subscription	2,720	0	2,720	176	9	184	2,905
Support	6,068	0	6,068	6	1	7	6,075
Software and software-related service revenue	8,788	0	8,788	182	9	191	8,980
Professional services and other service revenue	0	2,210	2,210	49	4	53	2,263
Total revenue	8,788	2,210	10,999	231	13	244	11,243
Cost of revenue	–1,400	–1,729	–3,129	–122	–21	–142	–3,270
Gross profit	7,389	481	7,870	109	–8	102	7,973
Cost of sales and marketing	–2,440	0	–2,440	–164	–5	–170	–2,609
Reportable segment profit/loss	4,949	481	5,430	–55	–13	–68	5,364

Segment asset/liability information is not regularly provided to our CODM. Goodwill by operating segment is disclosed in our Annual Report 2012, Notes to the Consolidated Financial Statements section, Note (15).

For more information about the measurement and presentation of the segment reporting, see our Annual Report 2012, Notes to the Consolidated Financial Statements section, Note (28).

52	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

Reconciliation of Revenues and Segment Results

€ millions	Q3/2013	1/1/ – 9/30/2013	Q3/2012	1/1/ – 9/30/2012
Total revenues for reportable segments	4,057	11,784	3,970	11,243
Adjustment recurring revenues	–12	–76	–18	–43
Adjustment recurring support revenues	–2	–2	0	0
Adjustment recurring cloud subscriptions and support revenues	–5	–60	–17	–39
Adjustment recurring support revenues	–5	–14	–1	–4
Total revenue	4,045	11,708	3,952	11,200

Total profit for reportable segments	2,003	5,599	1,945	5,364
Adjustment recurring revenues	–12	–76	–18	–43
Research and development expense	–521	–1,607	–518	–1,541
General and administration expense	–185	–581	–188	–579
Other operating income/expense, net	0	6	0	1
Restructuring	–17	–47	–4	–8
Share-based payment expense	–83	–192	–152	–333
TomorrowNow litigation / Loss from discontinued operations	0	0	–7	–1
Acquisition-related charges	–142	–424	–137	–387
Operating profit	1,043	2,677	921	2,473
Other non-operating income/expense, net	–1	–14	–92	–145
Financial income, net	–7	–44	–7	–33
Profit before tax	1,035	2,620	822	2,295

The research and development expense as well as the general and administration expense presented in the reconciliation differs from the corresponding expense in the consolidated income statement because the portions of share-based payments-related expenses, restructuring expenses, and acquisition-related expenses that are included in the research and development line item respectively the general and administration expense line item in the income statement, are presented as separate items in the reconciliation.

INTERIM REPORT JANUARY – SEPTEMBER 2013	53

Geographic Information

The tables below show the geographical breakdown of revenue according to specific criteria:

-	The management view is the geographic revenue breakdown that the SAP Executive Board, SAP’s chief operating decision-maker, uses primarily when reviewing revenue by sales destination. Under this view, the software revenue from a software contract is attributed to the country in which the contract was negotiated. Such reporting presumes that the software contract was negotiated in the country in which the customer is domiciled. The only circumstances in which this presumption is not applied is where there is objective evidence that all contract negotiations took place in a country other than the domicile of the legal entity contracting on the customer’s behalf. Software revenue from a given software contract is always attributed to a single geographical region; in other words, the software revenue it is not split between geographical regions. Because cloud subscriptions and support revenue is earned largely from contracts that were negotiated in various periods in the past, it is allocated without exception to the country in which the customer is domiciled.
-	In the presentation by customer location, all revenue is attributed to the country in which the customer is domiciled.

Revenue by Region

Software Revenue by Location Where Contracts Were Negotiated

€ millions	Q3/2013	1/1/ – 9/30/2013	Q3/2012	1/1/ – 9/30/2012
EMEA	402	1,116	374	1,069
Americas	398	1,043	458	1,131
APJ	176	454	194	522
SAP Group	975	2,614	1,026	2,722

Software Revenue by Location of Negotiation and Cloud Subscription Revenue by Location of Customers

€ millions	Q3/2013	1/1/ – 9/30/2013	Q3/2012	1/1/ – 9/30/2012
EMEA	433	1,197	390	1,113
Americas	550	1,425	502	1,222
APJ	185	479	197	531
SAP Group	1,167	3,101	1,089	2,866

Software Revenue by Location of Customers

€ millions	Q3/2013	1/1/ – 9/30/2013	Q3/2012	1/1/ – 9/30/2012
EMEA	422	1,138	373	1,105
Americas	364	1,007	459	1,090
APJ	189	469	194	527
SAP Group	975	2,614	1,026	2,722

Cloud Subscriptions and Support Revenue by Location of Customers

€ millions	Q3/2013	1/1/ – 9/30/2013	Q3/2012	1/1/ – 9/30/2012
EMEA	31	81	16	44
Americas	152	382	44	91
APJ	9	25	3	9
SAP Group	191	488	63	144

Software and Cloud Subscriptions Revenue by Location of Customers

€ millions	Q3/2013	1/1/ – 9/30/2013	Q3/2012	1/1/ – 9/30/2012
EMEA	452	1,219	390	1,149
Americas	516	1,389	502	1,181
APJ	198	493	197	536
SAP Group	1,167	3,101	1,089	2,866

Software and Software-Related Service Revenue by Location of Customers

€ millions	Q3/2013	1/1/ – 9/30/2013	Q3/2012	1/1/ – 9/30/2012
Germany	470	1,324	438	1,245
Rest of EMEA	1,062	3,052	957	2,845
Total EMEA	1,531	4,376	1,395	4,090
United States	931	2,692	921	2,456
Rest of Americas	357	1,002	326	872
Total Americas	1,288	3,693	1,247	3,328
Japan	140	403	174	489
Rest of APJ	391	1,100	377	1,030
Total APJ	531	1,502	552	1,519
SAP Group	3,351	9,571	3,194	8,937

54	CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS

Total Revenue by Location of Customers

€ millions	Q3/2013	1/1/ – 9/30/2013	Q3/2012	1/1/ – 9/30/2012
Germany	598	1,714	575	1,666
Rest of EMEA	1,257	3,642	1,142	3,433
EMEA	1,854	5,356	1,716	5,099
United States	1,144	3,353	1,152	3,151
Rest of Americas	430	1,226	423	1,138
Americas	1,574	4,579	1,575	4,289
Japan	157	453	197	557
Rest of APJ	460	1,320	463	1,254
APJ	617	1,774	661	1,812
SAP Group	4,045	11,708	3,952	11,200

(18) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP AG currently hold (or have held within the last year) positions of significant responsibility with other entities (see the SAP Annual Report 2012, Notes to the Consolidated Financial Statements section, Note (29)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

During the reporting period, we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

For more information about related party transactions, see the SAP Integrated Report 2012, Notes to the Consolidated Financial Statements section, Note (30).

(19) Subsequent Events

No events have occurred after September 30, 2013, which have a material impact on the Company’s consolidated financial statements.

Release of the Interim Financial Statements

The SAP Chief Financial Officer on behalf of the Executive Board approved these Consolidated Interim Financial Statements for the third quarter of 2013 on October 17, 2013, for submission to the Audit Committee of the Supervisory Board and for subsequent issuance.

INTERIM REPORT JANUARY – SEPTEMBER 2013	55

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended September 30
€ millions, unless otherwise stated	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Software	975	2	977	65	1,042	1,026	0	1,026	–5	–5	2
Cloud subscriptions and support	191	5	197	13	209	63	17	80	203	146	162
Software and cloud subscriptions	1,167	7	1,174	78	1,252	1,089	17	1,106	7	6	13
Support	2,184	5	2,189	142	2,331	2,105	1	2,106	4	4	11
Software and software-related service revenue	3,351	12	3,363	220	3,583	3,194	18	3,212	5	5	12
Consulting	553	0	553	35	588	616	0	616	–10	–10	–5
Other services	142	0	142	9	151	142	0	142	0	0	6
Professional services and other service revenue	695	0	695	44	739	758	0	758	–8	–8	–3
Total revenue	4,045	12	4,057	264	4,321	3,952	18	3,970	2	2	9

Operating Expense Numbers
Cost of software and software-related services	–636	92	–544			–638	106	–532	0	2
Cost of professional services and other services	–605	34	–571			–619	43	–576	–2	–1
Total cost of revenue	–1,241	126	–1,115			–1,257	149	–1,108	–1	1
Gross profit	2,804	138	2,942			2,695	167	2,862	4	3
Research and development	–552	31	–521			–547	29	–518	1	1
Sales and marketing	–986	46	–940			–984	67	–917	0	2
General and administration	–207	21	–185			–232	44	–188	–11	–2
Restructuring	–17	17	0			–4	4	0	>100	N/A
TomorrowNow litigation	0	0	0			–7	7	0	<-100	N/A
Other operating income/expense, net	0	0	0			0	0	0	19	19
Total operating expenses	–3,003	242	–2,761	–135	–2,896	–3,031	300	–2,731	–1	1	6

Profit Numbers
Operating profit	1,043	253	1,296	129	1,425	921	318	1,239	13	5	15
Other non-operating income/expense, net	–1	0	–1			–92	0	–92	–99	–99
Finance income	38	0	38			34	0	34	13	13
Finance costs	–45	0	–45			–41	0	–41	11	11
Financial income, net	–7	0	–7			–7	0	–7	1	1
Profit before tax	1,035	253	1,289			822	318	1,140	26	13
Income tax expense	–274	–82	–355			–204	–100	–304	34	17
Profit after tax	762	172	933			618	218	836	23	12
Profit attributable to non-controlling interests	0	0	0			0	0	0	N/A	N/A
Profit attributable to owners of parent	762	172	933			618	218	836	23	12

Key Ratios
Operating margin (in %)	25.8		32.0		33.0	23.3		31.2	2.5pp	0.8pp	1.8pp
Effective tax rate (in %)	26.4		27.6			24.8		26.7	1.6pp	0.9pp
Earnings per share, basic (in €)*	0.64		0.78			0.52		0.70	23	11

Deferred cloud subscriptions and support revenue (September 30)	376	6	382			169	44	213	>100	79

56	SUPPLEMENTARY FINANCIAL INFORMATION

	For the nine months ended September 30
€ millions, unless otherwise stated	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Software	2,614	2	2,616	117	2,732	2,722	0	2,722	–4	–4	0
Cloud subscriptions and support	488	60	547	18	565	144	39	183	238	198	208
Software and cloud subscriptions	3,101	62	3,163	135	3,298	2,866	40	2,905	8	9	14
Support	6,470	14	6,484	249	6,733	6,071	4	6,075	7	7	11
Software and software-related service revenue	9,571	76	9,647	384	10,030	8,937	43	8,980	7	7	12
Consulting	1,689	0	1,689	59	1,748	1,830	0	1,830	–8	–8	–4
Other services	448	0	448	15	463	433	0	433	3	3	7
Professional services and other service revenue	2,137	0	2,137	74	2,211	2,263	0	2,263	–6	–6	–2
Total revenue	11,708	76	11,784	458	12,242	11,200	43	11,243	5	5	9

Operating Expense Numbers
Cost of software and software-related services	–1,838	266	–1,572			–1,743	253	–1,490	5	6
Cost of professional services and other services	–1,820	85	–1,735			–1,888	108	–1,780	–4	–3
Total cost of revenue	–3,658	351	–3,307			–3,631	361	–3,270	1	1
Gross profit	8,050	426	8,477			7,569	404	7,973	6	6
Research and development	–1,676	69	–1,607			–1,638	97	–1,541	2	4
Sales and marketing	–3,021	142	–2,879			–2,786	177	–2,609	8	10
General and administration	–635	55	–581			–664	85	–579	–4	0
Restructuring	–47	47	0			–8	8	0	>100	N/A
TomorrowNow litigation	0	0	0			–1	1	0	<-100	N/A
Other operating income/expense, net	6	0	6			1	0	1	>100	>100
Total operating expenses	–9,031	663	–8,368	–229	–8,597	–8,727	729	–7,998	3	5	7

Profit Numbers
Operating profit	2,677	739	3,416	229	3,645	2,473	772	3,245	8	5	12
Other non-operating income/expense, net	–14	0	–14			–145	0	–145	–91	–91
Finance income	94	0	94			86	0	86	10	10
Finance costs	–138	0	–138			–119	1	–118	16	17
Financial income, net	–44	0	–44			–33	1	–32	33	38
Profit before tax	2,620	739	3,359			2,295	773	3,068	14	9
Income tax expense	–614	–248	–861			–572	–247	–819	7	5
Profit after tax	2,006	491	2,498			1,723	526	2,249	16	11
Profit attributable to non-controlling interests	0	0	0			0	0	0	N/A	N/A
Profit attributable to owners of parent	2,006	491	2,498			1,723	526	2,249	16	11

Key Ratios
Operating margin (in %)	22.9		29.0		29.8	22.1		28.9	0.8pp	0.1pp	0.9pp
Effective tax rate (in %)	23.4		25.6			24.9		26.7	–1.5pp	–1.1pp
Earnings per share, basic (in €)*	1.68		2.09			1.45		1.89	16	11

Deferred cloud subscriptions and support revenue (September 30)	376	6	382			169	44	213	>100	79

* Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses, and discontinued activities.

** Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2013	57

REVENUE BY REGION

The following table presents our IFRS and non-IFRS revenue by region. Details regarding the different views (based on location of contract negotiation respectively by customer location are described in the note “Segment and Geographic Information” of our Consolidated Financial Statements. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non- IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

Revenues by Region - Management View

	For the three months ended September 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Software revenue by region
EMEA	402	1	403	8	411	374	0	374	7	8	10
Americas	398	0	398	34	432	458	0	458	–13	–13	–6
APJ	176	0	176	23	199	194	0	194	–9	–9	3
Software revenue	975	2	977	65	1,042	1,026	0	1,026	–5	–5	2

Software revenue by location of negotiation and cloud subscription revenue by region
EMEA	433	1	434	9	443	390	0	390	11	11	14
Americas	550	5	555	45	600	502	16	518	10	8	17
APJ	185	0	185	24	209	197	0	197	–6	–6	6
Software revenue by location of negotiation and cloud subscription revenue	1,167	7	1,174	78	1,252	1,089	17	1,106	7	6	13

Revenues by Regions – Location of Customers

	For the three months ended September 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Software revenue by region
EMEA	422	1	423	10	433	373	0	373	13	13	16
Americas	364	1	365	32	397	459	0	459	–21	–20	–14
APJ	189	0	189	24	213	194	0	194	–3	–3	10
Software revenue	975	2	977	65	1,042	1,026	0	1,026	–5	–5	2

Cloud subscriptions and support revenue by region
EMEA	31	0	31	1	32	16	0	16	89	89	97
Americas	152	5	157	11	168	44	16	60	>100	>100	>100
APJ	9	0	9	1	10	3	0	3	>100	>100	>100
Cloud subscriptions and support revenue	191	5	197	13	209	63	17	80	203	146	162

Software and cloud subscription revenue by region
EMEA	452	2	454	11	465	390	0	390	16	16	19
Americas	516	6	522	42	564	502	17	519	3	1	9
APJ	198	0	198	25	223	197	0	197	1	1	13
Software and cloud subscription revenue	1,167	7	1,174	78	1,252	1,089	17	1,106	7	6	13

58	SUPPLEMENTARY FINANCIAL INFORMATION

Software and software-related service revenue by region
Germany	470	0	470	1	471	438	0	438	7	7	7
Rest of EMEA	1,062	2	1,064	34	1,098	957	0	957	11	11	15
Total EMEA	1,531	3	1,534	34	1,568	1,395	0	1,395	10	10	12
United States	931	8	939	53	992	921	18	939	1	0	6
Rest of Americas	357	1	358	49	407	326	0	326	10	10	25
Total Americas	1,288	9	1,297	102	1,399	1,247	18	1,265	3	3	11
Japan	140	0	140	46	186	174	0	174	–20	–20	7
Rest of APJ	391	0	391	38	429	377	0	377	4	4	14
Total APJ	531	0	531	84	615	552	0	552	–4	–4	12
Software and software-related service revenue	3,351	12	3,363	220	3,583	3,194	18	3,212	5	5	12

Total revenue by region
Germany	598	0	598	0	598	575	0	575	4	4	4
Rest of EMEA	1,257	2	1,259	43	1,302	1,142	0	1,142	10	10	14
Total EMEA	1,854	3	1,857	43	1,900	1,716	0	1,716	8	8	11
United States	1,144	8	1,152	65	1,217	1,152	18	1,170	–1	–2	4
Rest of Americas	430	1	431	57	488	423	0	423	2	2	15
Total Americas	1,574	9	1,583	122	1,705	1,575	18	1,593	0	–1	7
Japan	157	0	157	52	209	197	0	197	–20	–20	6
Rest of APJ	460	0	460	47	507	463	0	463	–1	–1	10
Total APJ	617	1	618	98	716	661	0	661	–7	–7	8
Total revenue	4,045	12	4,057	264	4,321	3,952	18	3,970	2	2	9

INTERIM REPORT JANUARY – SEPTEMBER 2013	59

Revenues by Region - Management View

	For the nine months ended September 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Software revenue by region
EMEA	1,116	2	1,118	19	1,137	1,069	0	1,069	4	5	6
Americas	1,043	1	1,044	58	1,102	1,131	0	1,131	–8	–8	–3
APJ	454	0	454	40	494	522	0	522	–13	–13	–5
Software revenue	2,614	2	2,616	117	2,732	2,722	0	2,722	–4	–4	0

Software revenue by location of negotiation and cloud subscription revenue by region
EMEA	1,197	2	1,199	21	1,220	1,113	0	1,113	8	8	10
Americas	1,425	60	1,485	73	1,558	1,222	40	1,262	17	18	23
APJ	479	0	479	41	520	531	0	531	–10	–10	–2
Software revenue by location of negotiation and cloud subscription revenue	3,101	62	3,163	135	3,298	2,866	39	2,905	8	9	14

Revenues by Regions – Location of Customers

	For the nine months ended September 30
€ millions	2013					2012			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Software revenue by region
EMEA	1,138	1	1,139	20	1,159	1,105	0	1,105	3	3	5
Americas	1,007	1	1,008	55	1,063	1,090	0	1,090	–8	–8	–2
APJ	469	0	469	41	510	527	0	527	–11	–11	–3
Software revenue	2,614	2	2,616	117	2,732	2,722	0	2,722	–4	–4	0

Cloud subscriptions and support revenue by region
EMEA	81	0	81	2	83	44	0	44	84	84	88
Americas	382	59	441	15	456	91	40	131	>100	>100	>100
APJ	25	0	25	1	26	9	0	9	>100	>100	>100
Cloud subscriptions and support revenue	488	60	547	18	565	144	40	184	238	198	208

Software and cloud subscription revenue by region
EMEA	1,219	1	1,220	23	1,243	1,149	0	1,149	6	6	8
Americas	1,389	61	1,450	70	1,520	1,181	39	1,220	18	19	25
APJ	493	0	493	43	536	536	0	536	–8	–8	0
Software and cloud subscription revenue	3,101	62	3,163	135	3,298	2,866	39	2,905	8	9	14

60	SUPPLEMENTARY FINANCIAL INFORMATION

Software and software-related service revenue by region
Germany	1,324	0	1,324	0	1,324	1,245	1	1,246	6	6	6
Rest of EMEA	3,052	2	3,054	67	3,121	2,845	1	2,846	7	7	10
Total EMEA	4,376	2	4,378	67	4,445	4,090	2	4,092	7	7	9
United States	2,692	71	2,763	84	2,847	2,456	41	2,497	10	11	14
Rest of Americas	1,002	1	1,003	81	1,084	872	0	872	15	15	24
Total Americas	3,693	73	3,766	164	3,930	3,328	41	3,369	11	12	17
Japan	403	0	403	101	504	489	0	489	–18	–18	3
Rest of APJ	1,100	0	1,100	51	1,151	1,030	0	1,030	7	7	12
Total APJ	1,502	0	1,502	153	1,655	1,519	0	1,519	–1	–1	9
Software and software-related service revenue	9,571	76	9,647	384	10,030	8,937	43	8,980	7	7	12

Total revenue by region
Germany	1,714	0	1,714	0	1,714	1,666	1	1,667	3	3	3
Rest of EMEA	3,642	2	3,644	83	3,727	3,433	1	3,434	6	6	9
Total EMEA	5,356	3	5,359	82	5,441	5,099	2	5,101	5	5	7
United States	3,353	71	3,424	102	3,526	3,151	41	3,192	6	7	10
Rest of Americas	1,226	1	1,227	97	1,324	1,138	0	1,138	8	8	16
Total Americas	4,579	72	4,651	199	4,850	4,289	41	4,330	7	7	12
Japan	453	0	453	114	567	557	0	557	–19	–19	2
Rest of APJ	1,320	0	1,320	64	1,384	1,254	0	1,254	5	5	10
Total APJ	1,774	0	1,774	177	1,951	1,812	0	1,812	–2	–2	8
Total revenue	11,708	76	11,784	458	12,242	11,200	43	11,243	5	5	9

* Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

** Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates.”

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2013	61

MULTI-QUARTER SUMMARY

(IFRS AND NON-IFRS)

€ millions, unless otherwise stated	Q1/2012	Q2/2012	Q3/2012	Q4/2012	TY 2012	Q1/2013	Q2/2013	Q3/2013
Software (IFRS)	637	1,059	1,026	1,937	4,658	657	982	975
Revenue adjustment*	0	0	0	0	0	0	0	2
Software (non-IFRS)	637	1,059	1,026	1,937	4,658	657	982	977
Cloud subscriptions and support (IFRS)	29	52	63	126	270	137	159	191
Revenue adjustment*	6	17	17	33	73	30	24	5
Cloud subscriptions and support (non-IFRS)	35	69	80	159	343	167	183	197
Support (IFRS)	1,953	2,013	2,105	2,166	8,237	2,109	2,177	2,184
Revenue adjustment*	1	1	1	5	9	4	5	5
Support (non-IFRS)	1,954	2,014	2,106	2,171	8,246	2,113	2,182	2,189
Software and software-related service revenue (IFRS)	2,619	3,124	3,194	4,228	13,165	2,903	3,318	3,351
Revenue adjustment*	7	18	18	38	81	35	29	12
Software and software-related service revenue (non-IFRS)	2,626	3,142	3,212	4,266	13,246	2,937	3,347	3,363

Total revenue (IFRS)	3,350	3,898	3,952	5,023	16,223	3,601	4,062	4,045
Revenue adjustment*	7	18	18	38	81	35	29	12
Total revenue (non-IFRS)	3,357	3,916	3,970	5,062	16,304	3,636	4,091	4,057

Operating profit (IFRS)	631	921	921	1,592	4,065	646	988	1,043
Revenue adjustment*	7	18	18	38	81	35	29	12
Expense adjustment*	196	234	300	338	1,067	221	201	242
Operating profit (non-IFRS)	834	1,173	1,239	1,969	5,214	901	1,219	1,296

Operating margin (IFRS) (in %)	18.8	23.6	23.3	31.7	25.1	17.9	24.3	25.8
Operating margin (non-IFRS) (in %)	24.8	30.0	31.2	38.9	32.0	24.8	29.8	32.0

Effective tax rate (IFRS) (in %)	26.9	23.6	24.8	28.0	26.2	16.3	24.8	26.4
Effective tax rate (non-IFRS) (in %)	28.1	25.6	26.7	28.7	27.5	21.4	26.8	27.6

Earnings per share, basic (IFRS) (in €)	0.37	0.55	0.52	0.92	2.37	0.44	0.61	0.64
Earnings per share, basic (non-IFRS) (in €)	0.49	0.70	0.70	1.14	3.03	0.58	0.73	0.78

Net cash flows from operating activities	2,071	329	657	765	3,822	2,162	320	558
Purchases of intangible assets, and property, plant and equipment	–113	–162	–95	–171	–541	–113	–152	–136
Free cash flow	1,958	167	562	594	3,281	2,049	168	422

Deferred cloud subscriptions and support revenue (quarter end) (IFRS)	120	155	169	317	317	344	354	376
Revenue adjustment*	72	60	44	40	40	33	7	6
Deferred cloud subscriptions and support revenue (quarter end) (non-IFRS)	193	215	213	358	358	377	361	382

Days` sales outstanding (DSO) in days**	60	61	60	59	59	61	62	62
Headcount***	59,420	60,972	61,344	64,422	64,422	64,598	64,937	66,061
Employee retention (in %) (rolling 12 months)	93	94	94	94	94	94	94	94
Women in management (in %) (quarter end)	18.7	19.0	19.3	19.4	19.4	19.9	19.8	19.6
Greenhouse gas emissions in kilotons	130	120	115	120	485	140	135	140

62	SUPPLEMENTARY FINANCIAL INFORMATION

* Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses, and discontinued activities.

** Days’ Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

*** In full-time equivalents at quarter end

INTERIM REPORT JANUARY – SEPTEMBER 2013	63

ADDITIONAL INFORMATION

Financial Calendar

January 21, 2014

Fourth-quarter and full-year 2013 preliminary earnings release, telephone conference

May 21, 2014

Annual General Meeting of Shareholders

Mannheim, Germany

Investor Services

Additional information about this interim report is available online at www.sap.com/corporate-en/investors, including the official press release, a presentation about the quarterly results, and a recording of the conference call for financial analysts.

The “Financial Reports” tab under “Financial News and Reports” contains the following publications:

–	The 2012 Integrated Report (IFRS, www.sapintegratedreport.com)
–	The 2012 Annual Report (IFRS, PDF)
–	The 2012 Annual Report 20-F (IFRS, PDF)
–	The 2012 SAP AG Statutory Financial Statements and Review of Operations (HGB, German only, PDF)
–	Interim reports (IFRS, PDF)
–	XBRL versions of the Annual and Interim Reports

A free iPad app containing SAP investor relations publications such as annual and interim reports is available for download from the Apple App Store.

www.sap.com/corporate-en/investors is also the place to look for in-depth information about stock, debt, and corporate governance; financial and event news; and various services designed to help investors find the information they need fast (see “Investor Services”). These include our free SAP INVESTOR magazine, an e-mail and text message news service, and a Twitter feed.

Print versions of the reports listed above can be ordered by phone, e-mail, or online. The SAP Integrated Report is only available online.

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Imprint

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Corporate Financial Reporting

Published on October 21, 2013

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64	ADDITIONAL INFORMATION

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INTERIM REPORT JANUARY – SEPTEMBER 2013	65